As Filed With the Securities and Exchange Commission on June 6, 1997
                                                                Registration No.
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  __________

                         PRE-EFFECTIVE AMENDMENT NO. 1

                                      to

                                    FORM 10

                               GENERAL FORM FOR
                          REGISTRATION OF SECURITIES


                     Pursuant to Section 12(b) or 12(g) of
                      the Securities Exchange Act of 1934

                                  __________


                             FISHER COMPANIES INC.
            (Exact name of registrant as specified in its charter)


         Washington                                     91-0222175
  (State or other jurisdiction           (I.R.S. employer identification number)
of incorporation or organization)

   1525 One Union Square                                98101-3185
   600 University Street                                (Zip code)
    Seattle, Washington
   (Address of principal
     executive offices)

                                (206) 624-2752
             (Registrant's telephone number, including area code)

                          Securities to be registered
                     pursuant to Section 12(b) of the Act:

                                     None

                          Securities to be registered
                     pursuant to Section 12(g) of the Act:

                         Common Stock, $2.50 par value

================================================================================

                             FISHER COMPANIES INC.

                        FORM 10 REGISTRATION STATEMENT


ITEM 1.    BUSINESS.

     Through its operating subsidiaries, Fisher Companies Inc. (the "Company") is actively engaged in television and radio broadcasting, the operation of satellite teleports and the exploitation of other emerging technologies; flour milling and bakery products distribution; and real estate investment and proprietary property management. The Company provides direction and guidance to its operating subsidiaries.

     The Company was founded in 1910 as Fisher Flouring Mills Company ("FFMCO"), and was reorganized into its current structure in 1971, by means of mergers with two milling-related entities that had common ownership with FFMCO and an entity with real estate investments that had similar ownership with FFMCO and the establishment of two additional operating subsidiaries, Fisher Mills Inc. ("FMI") and Fisher Properties Inc. ("FPI"). At the same time, FFMCO became a holding company and was renamed Fisher Companies Inc.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS (1):



                                                                            CORPORATE,
                                                                           ELIMINATIONS
                        BROADCASTING      MILLING        REAL ESTATE          & OTHER         CONSOLIDATED
                        ------------      --------       -----------       ------------       ------------
SALES AND OTHER
REVENUE
       1996                $111,967       $135,697           $13,556         $  4,000             $265,220
       1995                 101,192        112,360            10,941            4,087              228,580
       1994                  87,112         93,277             8,659            3,460              192,508

INCOME FROM OPERATIONS
       1996                  34,025          3,410             5,749            1,948               45,132
       1995                  31,518          2,907             3,267            2,152               39,844
       1994                  26,066          1,078             2,199            2,236               31,579

IDENTIFIABLE ASSETS
       1996                 120,911         57,638            86,600          129,000              394,149
       1995                  97,532         54,565            90,212          110,726              353,035
       1994                  84,760         47,899            90,887           84,526              308,072

(1)  In thousands of dollars.

                            BROADCASTING OPERATIONS
                            -----------------------

                                 INTRODUCTION

     The Company's broadcasting operations are conducted through Fisher Broadcasting Inc. ("Fisher Broadcasting"), a Washington corporation. Fisher Broadcasting was incorporated by

FFMCO in 1926 as Fisher's Blend Stations Inc. to operate radio broadcasting properties, and was renamed Fisher Broadcasting Inc. in 1978. The Company owns all of the outstanding capital stock of Fisher Broadcasting, except that 3% of the outstanding shares of a class of nonvoting participating preferred stock is owned by third parties. Fisher Broadcasting owns and operates, directly or through subsidiaries in Washington, Oregon and Montana, two network-affiliated television stations, 23 radio stations, two broadcast satellite teleports, and provides emerging media development service. Fisher Broadcasting's television stations reach approximately 2,500,000 households, or 2.5% of all U.S. television households; its radio stations collectively represent the 37th largest radio group in the U.S. by audience, reaching approximately 1,300,000 persons in total cume (the estimated number of persons who listen to a station for a minimum of five minutes within a given time period); and its satellite teleports serve many of the Northwest's businesses and news organizations. Fisher Broadcasting believes that the foundation of its success in the broadcast and news media businesses is its commitment to creating value in today's broadcasting environment and in tomorrow's emerging communications marketplace. Throughout its 70 year history, Fisher Broadcasting has been committed to maximizing shareholder value by looking for ways to leverage its core competencies in a manner that serves Fisher Broadcasting's viewers, listeners, vendors and clients.

     Both of Fisher Broadcasting's television stations are located in the top 25 television markets: KOMO TV 4 (ABC) Seattle-Tacoma, Washington, market rank 12; and KATU Television 2 (ABC), Portland, Oregon, market rank 24. See Broadcasting Operations - "Television - KOMO TV" and "- Television - KATU Television."
Fisher Broadcasting's stations are rated either number one or two in overall sign-on/sign-off audience delivery in their respective markets. Fisher Broadcasting's radio operations are concentrated in large, medium and small markets located in Washington, Oregon and Montana. In Seattle, KOMO News 1000, `Hot Talk' KVI 570, and STAR 101.5 (KPLZ) are uniquely positioned radio stations that serve a broad base of listeners with news, information and entertainment. See "Broadcasting Operations - Radio - Seattle Radio Market." In Portland, Oregon, the KWJJ AM/FM stations deliver country music to the total metropolitan population of approximately 1,900,000. See "Broadcasting Operations - Radio - Portland Radio Market." Sunbrook Communications, Inc. ("Sunbrook"), a wholly-owned subsidiary of Fisher Broadcasting, owns and operates 18 radio stations in Washington and Montana. See "Broadcasting Operations - Radio - Medium - and Small - Market Radio Operations."

     Fisher Communications Inc. ("FishComm"), a wholly owned subsidiary of Fisher Broadcasting, owns and operates Fisher Broadcasting's satellite teleport services, Internet services, and emerging media development operations.
FishComm is committed to the full use of existing Fisher Broadcasting facilities and services and to leading the way into the future of emerging new media and emerging technologies. By generating new revenue from existing facilities, such as satellite communications receive and transmit facilities, FishComm is positioned to leverage Fisher Broadcasting's core competencies. See "Broadcasting Operations - Satellite, Internet, and Emerging Media Operations."

     As of December 31, 1996, Fisher Broadcasting employed 780 full- and part-time employees, 136 of whom are covered by five collective bargaining agreements with three labor unions. KOMO TV's IBEW (International Brotherhood of Electrical Workers) and AFTRA (American Federation of Television and Radio Artists) Staff Artists contracts expire on May 31 and December 1, 1997, respectively. The station's IATSE (International Alliance of Theatrical Stage Employees) contracts for photographers and for film and tape editors expire on May 1 and June 1, 1998, respectively. KATU's IATSE contract for photographers expires September 1, 1997. KWJJ AM/FM's IBEW contract for its on-air staff expires on December 4, 1997. Negotiations for the three-year contracts usually begin approximately one month prior to the end of the contract. Fisher Broadcasting believes its relations with employees to be good.


                        TELEVISION AND RADIO OPERATIONS

     Fisher Broadcasting focuses on increasing shareholder value and profitability by serving the needs and wants of the diverse communities in which it operates. Management believes that increased audience share and revenue growth each flow from a commitment to serve the various audiences in the community. Fisher Broadcasting strives to develop and maintain the highest ranked stations in each of its markets, while maintaining careful control of programming and other operating costs.

POSITIONING AND BRANDING STATIONS

     In each of its markets, Fisher Broadcasting positions its stations in a manner that creates and reinforces a local "brand" with which the viewer, listener or advertiser can identify. In developing and implementing this positioning, each broadcasting operation utilizes a market-specific planning process designed to integrate news and entertainment programming with customized promotional and sales strategies. Fisher Broadcasting's positioning varies by market, taking into account service to the community, demographics, competition, and other market dynamics and opportunities. See "Broadcasting Operations - Television - General Overview" and "- Radio - General Overview."

BUILDING ON LOCAL NEWS INFORMATION AND ENTERTAINMENT PROGRAMMING FRANCHISES

     Each Fisher Broadcasting station strives to build audience loyalty by focusing on local news and entertainment programming. Fisher Broadcasting believes a strong, well-defined local news product builds viewer loyalty. In addition, each station also produces information, entertainment, public affairs and children's programs that enhance Fisher Broadcasting's ties to the local communities served by such station. Dedication to public service and community affairs also serves to strengthen Fisher Broadcasting's bond with the viewers, listeners and advertisers in such communities. See "Broadcasting Operations - Television - Competition" and "- Radio - Competition."

INVESTING IN EMPLOYEES

     Fisher Broadcasting believes that its employees are its most important and valuable resource. Each employee has the opportunity to participate in training to assist him or her in the continual process of generating a new future, both for the employee and for Fisher Broadcasting. Through Fisher University, a program for employees of the Company and all of its subsidiaries, employees receive training that emphasizes the importance of Fisher Broadcasting's historical strengths, while addressing current and future challenges.

INVESTING IN TECHNOLOGY AND OTHER CAPITAL IMPROVEMENTS

     Fisher Broadcasting regularly invests in capital equipment that will either increase worker productivity, reduce station operating costs, or improve signal quality and strength. Capital expenditures for Fisher Broadcasting's television and radio operations over the past five years were approximately $18.5 million. Fisher Broadcasting believes that its capital investment program enables it to enhance the quality of its programming production and gain competitive advantages in the local markets served by its stations.

     On January 20, 1997, under an experimental license granted by the Federal Communications Commission ("FCC"), KOMO TV became the first commercial broadcast station on the West Coast to transmit digital high definition television. As discussed in "Broadcasting Operations - Licensing and Regulations Application to Television and Radio Broadcasting - Proposed Legislation and Regulations", the FCC has just announced its licensing plan for digital television. Advancements in digital technology are expected to replace today's current analog standard, making it the first fundamental change in television in over 50 years, and Fisher Broadcasting is prepared to make the necessary investment in order to fully exploit this technology.

     Digital television tramsmits its signal in digital binary code similar to that used in computer systems to transmit data. Unlike the current analog television standard, which transmits picture and sound information through amplitude and frequency variations of a carrier wave, the binary nature of digital television information allows for compression of picture and sound data. This allows digital television broadcasters to transmit enough information to create a high definition picture (see "Licensing and Regulation Applicable to Television and Radio Broadcasting - Proposed Licensing and Regulation") or to transmit several standard definition pictures within the same amount of spectrum currently required for a single analog channel.

ACQUISITIONS

     In early 1994, Fisher Broadcasting owned and operated two television stations (KOMO TV, Seattle and KATU Television, Portland) and one radio station (KOMO AM, Seattle). Since that time, Fisher Broadcasting has acquired two additional radio stations in Seattle, two radio stations in Portland, and eighteen radio stations in Washington and Montana. See "Broadcasting Operations
- Radio."

     Fisher Broadcasting plans to continue to evaluate and, if appropriate, pursue acquisition opportunities in television, radio, and emerging media markets. Any acquisition would target broadcast and emerging media properties that could be acquired on favorable terms and offer attractive opportunities for the successful application of Fisher Broadcasting's operating strategies or would be complementary to its current operations and core competencies. In assessing acquisition opportunities, Fisher Broadcasting will consider various factors, including (1) price, (2) available resources for acquisition, (3) government regulation of station ownership, (4) whether the size, location, network affiliation, and other characteristics of any acquisition candidate would complement Fisher Broadcasting's current broadcast operating commitments,
(5) whether the projected population growth, audience demographics, and business development opportunities in the acquisition candidate's markets would facilitate increased advertising revenues, and (6) whether any acquisition candidate would provide station- and market-specific opportunities to increase revenues and leverage Fisher Broadcasting's core competencies and existing technology commitments. Fisher Broadcasting does not presently have any agreements or understandings to acquire or sell broadcast or emerging media properties. Fisher Broadcasting is not committed to any timetable for acquisitions nor to any number or level of acquisitions. There can be no guarantee that Fisher Broadcasting will make future acquisitions and, if there are such acquisitions, no guarantee as to the number of stations or the size of the markets any such stations might serve.

EXPANDING PROGRAMMING PRODUCTION

     Fisher Broadcasting seeks to address and satisfy the news, information, entertainment and public outreach needs of the local communities served by each station. Fisher Broadcasting believes that consistent focus on such needs is one of the principal reasons why various Fisher Broadcasting programs have received significant local and national attention. This attention has, in turn, led to the syndication of some of Fisher Broadcasting's programming efforts. Fisher Broadcasting believes that syndication is an area of emerging growth, creating new revenue opportunities without commensurate increases in expenses.

                                   TELEVISION

GENERAL OVERVIEW

     Commercial television broadcasting began in the United States on a regular basis in the 1940s. There are a limited number of channels available for broadcasting in any one geographic area, and the license to operate a television station is granted by the FCC. Television stations that broadcast over the very high frequency ("VHF") band (channels 2-13) of the spectrum generally have some competitive advantage over television stations that broadcast over the ultra-high frequency ("UHF") band (channels above 13) of the spectrum because VHF channels usually have better signal coverage and operate at a lower transmission cost. However, the improvement of UHF transmitters and receivers, the complete elimination from the marketplace of VHF-only television receivers and the expansion of cable television systems have reduced the competitive advantage of stations broadcasting over the VHF band.

     Television station revenues are primarily derived from the sale of local, regional and national advertising and, to a much lesser extent, from network compensation and studio rental and commercial production activities. Broadcast television stations' heavy reliance on advertising revenues renders the stations vulnerable to cyclical changes in the economy. The size of advertisers' budgets, which are affected by broad economic trends, affect the broadcast industry in general and, specifically, the revenues of individual broadcast television stations.

     Television stations in the country are grouped by A.C. Nielsen & Co. ("Nielsen"), a company that provides audience measuring services, into approximately 210 generally recognized television markets that are ranked in size according to various formulae based upon an actual or potential audience. Each market is designated as an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours.

     Nielsen periodically publishes data on estimated audiences for television stations in the various markets throughout the country. These estimates are expressed in terms of the percentage of the total potential audience viewing a station in the market (the station's "rating") and of the percentage of the audience actually watching television (the station's "share"). Nielsen provides such data on the basis of total television households and selected demographic groupings in the market. The specific geographic markets are called Designated Market Areas, or "DMAs."

     Nielsen uses two methods of determining a station's rating and share. In larger geographic markets, ratings are determined by a combination of meters connected directly to selected television sets and weekly viewer-completed diaries. In smaller markets, ratings are determined by weekly diaries only. Both markets in which Fisher Broadcasting has television stations are metered.

     Historically, three major broadcast networks, ABC, CBS, and NBC, dominated broadcast television. In recent years, The Fox Network ("Fox") has effectively evolved into the fourth major network, although the hours of network programming produced by Fox for its affiliated stations are fewer than those produced by the other three major networks. In addition, the United-Paramount Network ("UPN") and the Warner Brothers Network ("WB") have launched new television networks with a limited amount of weekly programming. See "Broadcasting Operations - Television - Network Affiliations."

     The affiliation by a television station with one of the four major networks has a significant impact on the composition of the station's programming, revenues, expenses and operations. A typical affiliated station receives approximately 9 to 10 hours of each day's programming from the network. This programming, along with cash payments ("network compensation"), is provided to the affiliate by the network in exchange for a substantial majority of the advertising time sold during the airing of network programs. The network then
sells this advertising time for its own account.   The affiliate retains the
revenues from time sold during designated breaks for local sale in and between network programs, and during programs produced by the affiliate or purchased from non-network sources. In acquiring programming to supplement network programming, network affiliates compete primarily with other affiliates and independent stations in their markets. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would otherwise have been offered to local stations. In addition, a television station may acquire programming through bartering arrangements. Under such arrangements, which are becoming increasingly popular with both network affiliates and independents, a national program distributor may receive advertising time in exchange for the programming it supplies, with the station paying no cash or a reduced fee for such programming.

     An affiliate of UPN or WB receives a smaller portion of its programming from the network compared to an affiliate of NBC, ABC, CBS or Fox. Currently, UPN and WB provide twelve hours and seventeen hours, respectively, of programming per day to their affiliates. As a result of the smaller amount of programming provided by their networks, affiliates of UPN or WB must purchase or produce a greater amount of their programming, resulting in generally higher programming costs. These stations, however, retain a larger portion of the inventory of advertising time and the revenues obtained from the sale of such time than stations affiliated with the major networks.

     In contrast to a network-affiliated station, an independent station purchases or produces all of the programming that it broadcasts, generally resulting in higher programming costs, although the independent station is, in theory, able to retain its entire inventory of advertising time and all of the revenue obtained from the sale of such time. Barter and cash-plus-barter arrangements, however, also have become increasingly popular among independent stations.

     Broadcast television stations compete for advertising revenues primarily with other broadcast television stations and, to a lesser extent, with radio stations, cable system operators and programmers and newspapers serving the same market. Traditional network programming, and recently Fox programming, generally achieves higher audience levels than syndicated programs aired by independent stations. However, as greater amounts of advertising time are available for sale by independent stations and Fox affiliates in syndicated programs, those stations typically achieve a share of the television market advertising revenues that is greater than their share of the market's audience.

     Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenues because network-affiliated stations only competed with each other in local markets. Beginning in the 1980s, this level of dominance began to change as the FCC authorized more local stations, and marketplace choices expanded with the growth of independent stations and cable television services.

     Cable television systems were first installed in significant numbers in the 1970s and were initially used to retransmit broadcast television programming to paying subscribers in areas with poor broadcast signal reception. In the aggregate, cable-originated programming has emerged as a significant competitor for viewers of broadcast television programming, although no single cable programming network regularly attains audience levels amounting to more than a small fraction of any of the major broadcast networks. The advertising share of cable networks increased during the 1970s and 1980s as a result of the growth in cable penetration (the percentage of television households that are connected to a cable system). Notwithstanding such increases in cable viewership and advertising, over-the-air broadcasting remains the dominant distribution system for mass market television advertising.

     Fisher Broadcasting believes that the market shares of television stations affiliated with NBC, ABC and CBS declined during the 1980's primarily because of the emergence of Fox and certain strong independent stations and, secondarily, because of increased cable penetration. Independent stations have emerged as viable competitors for television viewership share, particularly as a result of the availability of first-run, network-quality programming. In addition, there has been substantial growth in the number of home satellite dish receivers and video cassette recorders, which have further expanded the number of programming alternatives available to household audiences.

     Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques, now in use with direct broadcast satellites and in development for cable and wireless cable, are expected to permit greater numbers of channels to be carried with existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all digital delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. Fisher Broadcasting is unable to predict the effect that technological changes will have on the broadcast television industry or the future results of Fisher Broadcasting's operations.

COMPETITION

     Competition in the television industry, including the markets in which Fisher Broadcasting's stations compete, takes place on several levels: competition for audience, competition for programming (including news) and competition for advertisers. Additional factors material to a television station's competitive position include signal coverage and assigned frequency. The television broadcasting industry is continually faced with technological change and innovation, the possible rise in popularity of competing entertainment and communications media, and governmental restrictions or actions of federal regulatory bodies, including the FCC and the Federal Trade Commission, any of which could have a material effect on the broadcasting business in general and Fisher Broadcasting's business in particular.

     Audience.  Stations compete for audiences on the basis of program
     --------
popularity, which has a direct effect on advertising rates. A majority of the daily programming on network-affiliated stations is supplied by the network with which such stations are affiliated. During periods of network programming, the stations are totally dependent upon the performance of the network programs in attracting viewers. The competition between the networks is intense and the success of any network's programming can vary significantly over time. Each station competes in non-network time periods on the basis of the performance of its programming during such time periods, using a combination of self-produced news, public affairs and other entertainment programming that each station believes will attract viewers. The competition between stations in non-network time periods is intense and here, too, success can vary over time.

     Fisher Broadcasting's stations compete for television viewership share against local network-affiliated and independent stations, as well as against cable and alternate methods of television transmission. These other transmission methods can increase competition for a station by bringing into its market distant broadcasting signals not otherwise available to the station's audience, and also by serving as a distribution system for non-broadcast programming originated on the cable system. Historically, cable operators have not sought to compete with broadcast stations for a share of the local news audience. To the extent cable operators elect to do so in the future, the increased competition for local news audiences could have an adverse effect on Fisher Broadcasting's advertising revenues.

     Other sources of competition for Fisher Broadcasting's television stations include home entertainment systems (including video cassette recorder and playback systems, videodisks and television game devices), multipoint distribution systems, multichannel-multipoint distribution systems, wireless cable and satellite master antenna television systems. Fisher Broadcasting's stations also face competition from high-powered, direct broadcast satellite services, such as DIRECT-TV, which transmit programming directly to homes equipped with special receiving antennas or to cable television systems for transmission to their subscribers. Fisher Broadcasting competes with these sources of competition both on the basis of service and product performance (quality of reception and number of channels that may be offered) and price (the relative cost to utilize these systems compared to television viewing).

     Programming.  Competition for non-network programming involves negotiating
     -----------
with national program distributors, or syndicators, which sell first-run and rerun packages of programming. Fisher Broadcasting's stations compete against in-market broadcast stations for exclusive access to off-network reruns (such as "Home Improvement") and first-run product

(such as "The Oprah Winfrey Show"). Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations.

     Advertising.  Advertising rates are based upon the size of the market in
     -----------
which a station operates, a program's popularity among the viewers an advertiser wishes to attract in that market, the number of advertisers competing for the available time, the demographic make-up of the market served by the station, the availability of alternative advertising media in the market area, the presence of aggressive and knowledgeable sales forces, and the development of projects, features and programs that tie advertiser messages to programming. Advertising rates are also determined by a station's overall ability to attract viewers in its market, as well as the station's ability to attract viewers among particular demographic groups that an advertiser may be targeting. Fisher Broadcasting's stations compete for advertising revenues with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. The amount of paid political advertising fluctuates significantly and follows no predictable pattern. Competition for advertising dollars in the television broadcasting industry occurs primarily within individual markets on the basis of the above factors as well as on the basis of advertising rates charged by competitors. Generally, a television broadcasting station in one market area does not compete with stations in other market areas. Fisher Broadcasting's television stations are located in highly competitive markets.

NETWORK AFFILIATIONS

     Fisher Broadcasting's television stations are both affiliated with the ABC Television Network. The stations' affiliation agreements with ABC provide each station with the right to broadcast all programs transmitted by the network. In return, the network has the right to sell most of the advertising time during such broadcasts. Each station receives a specified amount of network compensation for broadcasting network programs. To the extent a station's preemption of network programming exceeds a designated amount, such compensation may be reduced. The payments are also subject to decreases by the network during the term of the affiliation agreement under other circumstances, with provisions for advanced notice. Fisher Broadcasting's ABC affiliation agreements for KOMO TV and KATU expire in 2004. Although Fisher Broadcasting expects to continue to be able to renew its affiliation agreements with ABC, no assurance can be given that such renewals will be obtained. The non-renewal or termination of one or both of those agreements could have a material adverse effect on Fisher Broadcasting's results of operations.

KOMO TV, SEATTLE, WASHINGTON

     Market Overview.  KOMO TV, an ABC affiliate, operates in the Seattle-Tacoma
     ---------------
market, the 12th largest DMA in the nation, with approximately 1.5 million television households and a population of approximately 3.9 million. In 1996, approximately 72% of the population in the DMA subscribed to cable. According to recent U.S. Census Bureau reports, the market's metropolitan audience had an average household income of approximately $50,300, as compared to the national average of approximately $46,800. Major industries in the market include aerospace, biotechnology, forestry, software, telecommunications, transportation, retail and international trade. Major employers include The Boeing Company, Microsoft Corporation,

Nordstrom, Inc. and Alaska Airlines, Inc. In 1996, television advertising revenue for the Seattle-Tacoma DMA was $276 million, as reported by Miller, Kaplan, Arase & Co., an accounting firm that provides the television industry with revenue figures.

     Station Performance.  KOMO TV had an average audience share of 18%, sign on
     -------------------
to sign off from 1992-1996. Fisher Broadcasting believes that KOMO TV has established a strong local presence in the Seattle-Tacoma market through the station's community involvement, local news operation and local non-news programming.

     KOMO TV has made a major commitment to enhancing the health and welfare of the Northwest's young people and their families with its "For Kids' Sake" campaign. KOMO TV fulfills this commitment with a significant schedule of programming, projects, and community outreach activities and events. Since the campaign's inception in 1987, KOMO TV has been recognized for its leadership in the area of children and families by the White House, the National Association of Broadcasting, the National Association of Television Arts and Sciences, and the National Association of Television Programmers and Executives. Now in its 11th year, KOMO TV's "For Kids Sake" campaign has helped raise over $24 million for Children's Hospital and Medical Center in Seattle, Washington; collected over 2.8 million pounds of food to help feed hungry families in Western Washington; produced award-winning prime time specials on issues of concern to Northwest families; and encouraged thousands of young people to "Read as much as you watch TV."

     KOMO TV broadcasts 25 hours per week of scheduled local news programs. KOMO News 4 has been recognized for excellence by the National Association of Broadcasters, the Radio and Television News Directors' Association, and the National Association of Television Arts and Sciences.

     KOMO TV was notified in April 1997 that it had received a George Foster Peabody Award for "Excellence in Local TV Programming." There were 31 recipients of this international award which recognizes broadcasting and cable excellence, with KOMO TV being one of the four commercial television stations in the country to be honored. KOMO TV received the Peabody Award for its News 4 specials "War on Children" and "Earth Agenda."

     KOMO TV also has a long-standing history of local non-news programming. "Northwest Afternoon" is a live Monday through Friday talk program designed to meet the information and entertainment needs of the female audience. "Town Meeting," which airs on Sundays at 6:00 p.m., is a weekly public affairs program that provides a forum for viewers to share and discuss important issues in their lives. KOMO TV also airs a number of syndicated programs, including "Live with Regis and Kathie Lee," "Wheel of Fortune," "Jeopardy," and, beginning in the fall of 1997, "The Rosie O'Donnell Show."

     KOMO TV broadcasts from its studios in Seattle. Currently, Fisher Broadcasting is contemplating a new broadcast center with digital equipment that would greatly expedite the transition from analog to digital high definition television broadcasting. Planning of the contemplated facility is in the initial stage only, and no decision has been made to proceed. If subsequent planning and actual construction is approved and proceeds according to Fisher

Broadcasting's preliminary objectives, it is anticipated that KOMO TV's move into such new facility would be completed by January 1, 2000.


KOMO TV MARKET/STATION DATA
                                             1992        1993        1994        1995        1996
                                           ---------   ---------   ---------   ---------   ---------
Market revenue (in thousands)...........   $211,472    $218,347    $254,376    $258,660    $275,594
Market revenue growth over prior
  period................................        8.9%        3.3%       16.5%        1.7%        6.5%
Market rank (DMA).......................         13          13          12          12          12
Television homes (in thousands).........      1,390       1,428       1,429       1,464       1,492
Total commercial competitors in market..          8           8           8           8           8
Station rank in market, sign on to sign
 off....................................          1           1           2           2           2
Station audience share, sign on to sign
 off....................................         19%         19%         18%         17%         15%
Station rank in market 4:00 p.m. to
 8:00 p.m...............................          2           2           1           1           2
Station audience share 4:00 p.m. to
8:00 p.m................................         20%         22%         23%         21%         19%

---------------------
Source:  Miller, Kaplan, Arase & Co.; The A.C. Nielsen Co.

KATU TELEVISION, PORTLAND, OREGON

     Market Overview.  Portland, Oregon ranks as the 24th largest DMA in the
     ---------------
nation, with a population of approximately 2.5 million and approximately 952,700 television households. Approximately 63% of Portland's population subscribed to cable in 1996. In 1996, the average household income in the Portland DMA was approximately $44,500. Portland maintains a balanced economy with services, wholesale/retail and manufacturing representing approximately 26%, 25% and 16% of total employment, respectively. Major employers include high-technology companies such as Intel Corporation, Hewlett-Packard Company and Tektronix, Inc., as well as Nike, Inc., Kaiser Permanente, the United States Government and the State of Oregon.

     Station Performance.  KATU, an ABC affiliate, had an average audience share
     -------------------
of 20% during the past five years, sign-on to sign-off. KATU currently broadcasts 26 hours per week of scheduled local news programs. The station has won numerous local and regional awards for excellence, including the 1995 Associated Press award for Best Newscast in Oregon. In addition, KATU has a strong commitment to public affairs and local interest programming. "AM Northwest" is a daily, hour-long topical interest program directed at women viewers. "Town Hall" is a weekly public affairs discussion program that airs Sunday evenings at 6:00 p.m. The station's syndicated programming includes "Wheel of Fortune," "Jeopardy" and "The Rosie O'Donnell Show."

     KATU also devotes a large amount of air time and resources to community service projects. When massive flooding afflicted Oregon and Southwest Washington in February 1996, the station organized a relief effort that raised nearly one million dollars for flood victims. Each year the station broadcasts the Children's Miracle Network Telethon benefiting Portland's Doernbecher Children's Hospital. Since 1994, the station has supported an annual campaign that has raised nearly $2 million to help local schools. The station also supports numerous community service events and projects throughout the year with public service announcements and programming support.

     KATU has developed a local on-line computer service, offering viewers news, weather and programming information via the station's own electronic bulletin board. The station is in the process of expanding that service via the Internet, and intends to involve its TV advertisers in the service as a way to generate incremental income for the station and provide added value to its clients.

     KATU operates from studios in the city of Portland. The station continuously invests in new technology to improve the quality of its programs and reduce operating costs.

KATU MARKET/STATION DATA
                                             1992        1993        1994        1995        1996
                                           ---------   ---------   ---------   ---------   ---------
Market revenue (in thousands)...........   $118,600    $118,900    $138,700    $145,200    $161,050
Market revenue growth over prior
 period.................................        7.7%        0.2%       16.7%        4.7%       11.0%
Market rank (DMA).......................         27          27          27          24          24
Television homes (in thousands).........        846         868         890         920         953
Total commercial competitors in market.           6           6           7           8           8
Station rank in market, sign on to
 sign off...............................          1           1           1           1           1
Station audience share, sign on to
 sign off...............................         20%         22%         21%         19%         17%
Station rank in market 4:00 p.m. to
 8:00 p.m...............................          1           1           1           1           1
Station audience share 4:00 p.m. to
8:00 p.m................................         23%         27%         25%         23%         22%

---------------------
Source:  Laura M. Lekas, C.P.A.; The A.C. Nielsen Co.

                                     RADIO

GENERAL OVERVIEW

     Commercial radio broadcasting began in the United States in the early 1920s. There are a limited number of frequencies available for broadcasting in any one geographic area. The license to operate a radio station is granted by the FCC. There are two commercial broadcast bands, each of which employ different methods of delivering the radio signal to radio receivers. The AM band (amplitude modulation) consists of frequencies from 550 KHz to 1700 KHz. The FM (frequency modulation) band consists of frequencies from 88.1 MHz to
107.9 MHz.

     Radio listeners have gradually shifted over the years from AM to FM stations. Stations on the FM band are generally considered to have a competitive advantage over stations that broadcast on the AM band. FM reception is generally clearer than AM and provides greater tonal range and higher fidelity. Music formats that appeal to the younger demographics desired by the majority of advertisers are found almost exclusively on the FM band because of the disparity in the quality of reception. A radio station on the FM band, therefore, has an abundance of choices in format while AM stations tend to be limited to either spoken word formats or musical formats that appeal to adults 55 years of age and older. Nationally, the FM listener share is now in excess of 75%, despite the fact that the number of AM and FM commercial stations in the United States is approximately equal.

     Radio station revenues are derived almost exclusively from local, regional and national advertising. At present, approximately 80% of the average station's revenues are derived from local and regional advertisers, and 20% or less is from national advertisers located outside of the radio station's market. Radio stations generally employ a local sales force to call on local and regional advertisers and contract with a national firm to represent business from outside the market and/or region. Both sales forces are generally compensated by way of a commission on advertising time sold. Because radio stations rely on advertising revenues, they are sensitive to cyclical changes in the economy. The growth in radio revenues, though, has been relatively stable over the past two decades. With the exception of 1991, when total radio advertising revenue fell by 3.1% from the preceding year, radio advertising revenues over the past 15 years have grown faster than inflation and the Gross National Product. In 1995, the Radio Advertising Bureau estimated that the industry garnered in excess of $11 billion in total advertising revenues.

     Radio is generally viewed as a highly targetable medium for advertisers. Radio stations are generally classified by their format, such as country, alternative rock, news/talk, adult contemporary or oldies. A station's format and style of presentation enable it to target certain demographics and psychographics. By capturing a specific audience share of a market's radio listeners, a station is able to market its broadcasting time to advertisers seeking to reach a specific audience. For example, grocery and department stores find that the majority of purchases are made by women between 25 and 49 years of age. In a market of Seattle's size, as many as six radio stations may target women aged 25-49, developing music and on-air presentations to serve the needs of such women.

     Most of a radio station's programming is produced locally, although syndicated programs such as Rush Limbaugh and Dr. Joy Brown, as well as weekly countdown shows, contribute to many stations daily and weekly programming line-ups. These syndicated programs are obtained with either cash payments, barter agreements for air time on the station, or a combination of both. However, the emphasis on local programming provides radio stations with maximum flexibility in programming, retention of nearly its entire commercial inventory and the revenue from sale of that time.

     Advertisers and stations utilize data published by audience measuring services to estimate how many people within particular geographical markets and demographics listen to specific stations. Arbitron is the largest audience measuring service. Arbitron measures audience on either a quarterly, semi-annual, or annual basis, depending on market size. Both Seattle and Portland are quarterly measurement markets. Arbitron's audience estimates are based on geographically and demographically representative samples of radio listeners who agree to record their radio listening for one week in diaries provided by Arbitron. The quarterly sample sizes vary by market size, but generally represent 0.1625% of a market's total population. Arbitron estimates a radio station's cumulative (cume) audience, and time spent listening (the amount of time each listener spent with that radio station). Arbitron then estimates by hour (i.e.,

7:00 a.m. to 8:00 a.m.) and daypart (i.e., 6:00 a.m. to 10:00 a.m., or morning drive) how many listeners are tuned to each radio station in a given 15-minute span of time, or average quarter-hour persons (AQH Persons). The estimated number is then compared to the total population in a given demographic and expressed as a rating (AQH Rating), or compared to the total number of people in the demographic who were listening to a radio in the given daypart and expressed as a share (AQH Share).

     Through the early 1970s, a handful of AM radio stations in each market dominated the listening shares. The rise of FM listening, brought about by an industry standard for FM stereo broadcast, essentially doubled the number of viable competitors in each market. In the early and mid-1980s, the FCC awarded additional FM signals to many communities and allowed radio stations from communities on the fringe of many major metropolitan areas ("metro") to redirect their signal patterns to cover the entire metro. In the early 1990s, the FCC expanded the AM band to 1700 KHz. The result of this increase in the number of viable competitors has been a significant decline in the listening shares reasonably available to the average radio station. By the late 1980s, the Radio Advertising Bureau estimated that one-third of all licensees were losing money. This, in part, led the FCC to relax its ownership regulations on radio stations and led to the creation of duopolies (ownership of more than one AM or FM station in a given market). The Telecommunications Act of 1996 further eased radio station ownership regulations governing multiple ownership. See "Broadcasting Operations - Licensing and Regulation Applicable to Television" and "- Radio Broadcasting - Multiple Ownership Rules and Cross-Ownership Restrictions." The common ownership of multiple stations in a single market allows for more aggressive marketing and can drive up the cost per rating point in such market.

     Further advances in technology may increase competition for radio listening shares. New media technologies, such as the delivery of audio programming by satellite, digital audio broadcasting ("DAB") and cable television systems, are either in use currently or in development. Historically, the radio broadcasting industry has grown despite the introduction of new technologies for the delivery of entertainment and information, such as broadcast television, cable television, audio tapes and compact discs. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have a material adverse effect on the radio broadcasting industry. The FCC has authorized the use of DAB to deliver audio programming by satellite, and is considering whether to authorize terrestrial DAB. DAB transmits audio information in binary code, similiar to that used in audio compact discs. Binary coding allows compression of the broadcast signal, which allows more audio channels to be broadcast within a given bandwidth. DAB will provide a medium for the delivery by satellite or terrestrial means of multiple new, high quality audio programming formats to local and national audiences. Terrestrial DAB may be used in the future by radio broadcast stations either on existing or alternate broadcasting frequencies, or on new frequency bands.

COMPETITION

     Competition in the radio industry, including each of the markets in which Fisher Broadcasting's radio stations compete, takes place primarily on two levels: competition for audience and competition for advertisers. Additional significant factors affecting a radio station's competitive position include assigned frequency and signal strength. The radio broadcasting industry is continually faced with technological change and innovation, the possible rise in popularity of competing entertainment and communications media, as well as governmental restrictions or actions of federal regulatory bodies, including the FCC and the

Federal Trade Commission, any of which could have a material adverse effect on the broadcasting business.

     Audience.  Fisher Broadcasting's radio stations compete for audience on the
     --------
basis of programming popularity, which has a direct effect on advertising rates. As a program or station grows in ratings (percentage of total population reached), the station is capable of charging a higher cost-per-point to advertising agencies, in particular, and direct advertisers, in general. Formats, stations and music are highly researched through large-scale perceptual studies, auditorium-style music tests and weekly call-outs. All are designed to evaluate the distinctions and unique tastes of formats and listeners. In the early days of radio, and until the early to mid-1970s, many stations programmed a variety of elements to attract larger shares of audience. In today's competitive market, new formats and audience niches have created very targeted advertising vehicles and programming that is highly focused and tightly regulated to appeal to a narrow segment of the population. Formats in one market targeting similar audiences with slight variances in demographic or psychographic appeal may be Classic Rock, Alternative Rock, Adult Album Alternative, and/or Album-Oriented-Rock. Tactical and strategic plans are utilized to attract larger shares of audience through marketing campaigns and promotions. Marketing campaigns through television, transit, outdoor, telemarketing or direct mail are designed to improve a station's cume audience (total number of people listening) while promotional tactics such as cash giveaways, trips and prizes are utilized by stations to extend the TSL (time-spent-listening), which works in correlation to cume as a means of establishing a station's share of audience.

     Advertising.  Advertising rates are based upon the size of the market in
     -----------
which a radio station operates, the total number of listeners the station attracts in a particular demographic group that an advertiser may be targeting, the number of advertisers competing for the available time, the demographic make-up of the market served by the station, the availability of alternative advertising media in the market area, the presence of aggressive and knowledgeable sales forces and the development of projects, features and programs that tie advertisers' messages to programming. The amount of paid political advertising on radio fluctuates significantly and follows no particular pattern. Fisher Broadcasting's radio stations compete for revenue primarily with other radio stations and, to a lesser degree, with other advertising mediums such as television, cable, newspaper, yellow pages directories, direct mail, and outdoor and transit advertising. Competition for advertising dollars in the radio broadcasting industry occurs primarily within the individual markets on the basis of the above factors, as well as on the basis of advertising rates charged by competitors. Generally, a radio station in one market area does not compete with stations in other market areas.

SEATTLE RADIO MARKET

     Introduction.  Seattle, Washington ranks as the 13th largest radio
     ------------
metropolitan area in the nation, with a Persons aged 12+ population of approximately 2,745,000 and a total population of approximately 3,260,000. The Seattle-Tacoma radio metropolitan area ("metro") is comprised of King, Snohomish, Pierce, Kitsap, Thurston and Island counties. Using PRIZM (a market segmentation analysis developed by Claritas, Inc., and provided to The Arbitron Company), Seattle's largest population concentration is Affluentials (upwardly mobile young singles and couples; white-collar suburban families) at approximately 20% of the population, compared to an approximately 9.5% national average. Median household income for the metro is approximately

$50,100 and total retail expenditures per household are approximately $24,500. Major industries in the market include aerospace, biotechnology, forestry, software, telecommunications, transportation, retail and international trade. Major employers include the Boeing Company, Microsoft Corporation, Nordstrom Inc. and Alaska Airlines Inc. Seattle is tied with Chicago as the most competitive News/Talk radio market in the nation, with a format reach of 21.5% compared to a national average of 12.5%, and a West-Regional average of 15.1%. Radio advertising revenue for the Seattle-Tacoma market was approximately $135 million in 1996, as compiled by Miller, Kaplan, Arase & Co., an accounting firm that provides the radio industry with revenue figures. The Seattle radio market has 18 FM and 29 AM stations licensed to the metro.

     Figures set forth in the preceding discussion of the Seattle radio market vary from those set forth in the discussion of the Seattle television market (see "Broadcasting Operations - KOMO TV - Market Overview"), as different size and measurement criteria are applied by the relevant rating organizations in the two separate markets.

                                                                       MARKET DATA
SEATTLE-TACOMA, WASHINGTON                    1992          1993          1994          1995          1996
                                           -----------   -----------   -----------   -----------   -----------
Market Revenue (in thousands)              $   94,100    $  102,700    $  114,400    $  127,175    $  134,844
Market Revenue Growth over prior period           3.5%          9.1%         11.4%         11.2%          6.0%
Market Rank (Arbitron Metro)                       13            13            13            13            13
Persons 12+ Population                      2,342,500     2,365,100     2,696,500     2,696,500     2,698,900
Total commercial competitors in market             47            47            47            47            47

---------------------
Source:  Miller, Kaplan, Arase & Co.; The Arbitron Company.

     Fisher Broadcasting has owned and operated KOMO-AM since December 31, 1926 when the station signed on the air. When changes to FCC regulations allowed multiple station ownership in one market, Fisher Broadcasting pioneered new ground. Fisher Radio Seattle was formed on May 5, 1994 when Fisher Broadcasting purchased the assets of KVI-AM and KPLZ-FM. Since then, all three station staffs and many of the stations' operating functions have been consolidated into a $1.3 million facility in downtown Seattle. Fisher Broadcasting believes that the synergies achieved through collaborative efforts benefit all three of its Seattle radio stations. As a result, station personnel work side-by-side to maximize available resources and talent at a considerable cost savings. In addition, fiber optic links between the radio and television facilities allow resources to be shared with KOMO TV. A more detailed description of Fisher Broadcasting's Seattle radio stations is set forth below.

     KOMO-AM [1000 KHz / 50 kw (day/night), Affiliate:  ABC Information
     -------
Network]. KOMO-AM, known as "KOMO News 1000," is one of the United States' heritage 50,000 watt radio stations. The station was ranked 12th in the market in 1996 (average) with a 3.7% share of listening among Persons 12+, Monday-Sunday, 6:00 a.m. to 12 midnight. The station's primary target audience is Adults 35-54. KOMO News 1000 programs a combination of news and talk, featuring a variety of information services such as hourly news, weather, traffic, sports and talk programs concerning local and national news issues. With a staff of eight news journalists, KOMO has one of the largest radio news staffs in the Northwest. While the station has always enjoyed a strong reputation for information services, the News/Talk format is an evolution from the long-time full-service format and is a relatively new development for KOMO-AM. As home of University of Washington Husky Sports, the station builds on the large University alumni base in the Northwest and works together with the University on many promotional and community events throughout the year. In addition to news, talk and sports programming, the station participates in numerous community service sponsorships with local organizations, such as Food Lifeline, Children's Hospital, and the Fred Hutchinson Cancer Research Center, to serve the needs and interests of the community.

     Fisher Broadcasting believes the investments made in talent and marketing strategies will support growth in the station's new format.

KOMO-AM STATION DATA
                                                         1992       1993       1994       1995       1996
                                                       --------   --------   --------   --------   --------
Station rank in market Mon-Sun, 6 a.m. to 12-
mid, AQH Share                                               4          6         10         15         12

Station audience AQH share in market Mon-Sun,
6 a.m. to 12-mid                                           5.2%       4.7%       4.1%       3.3%       3.7%

Station rank in market for cumulative weekly
audience Mon-Sun, 6 a.m. to 12-mid                           3          5          7          7          7

Station cumulative audience in market Mon-Sun,
6 a.m. to 12-mid                                       378,400    378,800    331,000    317,100    337,100

-----------------------------
Source:  The Arbitron Company

     KVI-AM [570 KHz / 5 kw (day/night), Affiliate:  ABC Entertainment Network].
     ------
KVI-AM is known as "Hot Talk 570-KVI." KVI was the leading talk radio station in Seattle, tied for fourth among all stations in the market with a 5.2% share of listening among Persons 12+, Monday-Sunday, 6:00 a.m. to 12 midnight (Arbitron-Summer 1996), and eighth among its target audience of Adults 25-54. KVI's programming mission is to enlighten, educate and inform through listener issue-oriented, entertaining talk radio. The station is a mixture of local programming featuring strong local hosts, including the nationally recognized Michael Medved, and national programming such as Rush Limbaugh and Mike Reagan. KVI's commitment to numerous community service projects is exemplified by its efforts on behalf of the Make-A-Wish Foundation. Each year, the station sponsors a Make-A-Wish Foundation Radiothon to raise money for children with life-threatening diseases. Last year, KVI and its listeners raised over $160,000 and 800,000 frequent flier miles in just six hours to support the children of the Make-A-Wish Foundation. Other community oriented projects have ranged from grass-roots support of replacing a vandalized statue in West Seattle to supporting a local retail store victimized by crime. While KVI and KOMO are complimentary formats, they maintain unique identities and format niches in the market.

KVI-AM STATION DATA
                                                         1992       1993       1994       1995       1996
                                                       --------   --------   --------   --------   --------
Station rank in market
Mon-Sun, 6 a.m. to 12-mid, AQH Share                        18          5          3          3          5

Station audience AQH share in market
Mon-Sun, 6 a.m. to 12-mid                                  2.0%       4.6%       5.9%       5.4%       5.2%

Station rank in market for cumulative weekly
audience Mon-Sun, 6 a.m. to 12-mid                          16         12         12         11         12

Station cumulative audience in market
Mon-Sun, 6 a.m. to 12-mid                              136,200    247,100    261,100    264,000    246,100

-----------------------------
Source:  The Arbitron Company

     KPLZ-FM [101.5 MHZ / 100 kw, Affiliation:  Independent].  KPLZ-FM is known
     -------
as "Star 101.5," playing a mix of 80s and 90s music. In January 1994, the station's format shifted to Adult Top 40 or Hot Adult Contemporary. The station was ranked 9th in the market with a 4.0% share of listening among Persons 12+, Monday-Sunday, 6:00 a.m. to 12 midnight (Arbitron-Average 1996).

     The station is involved in numerous promotional and community events every year. KPLZ-FM sponsors events such as the Northwest Women's Show, the Teacher of the Week recognition contest, the Baby Star Team, and the Back To School Fashion Show and Concert. In addition, the station hosts the annual Starlight Foundation Auction and Golf Tournament, the Sharing Sleigh and the Terry Fox Run. The station features a weekly community service program called the Pulse of Puget Sound.

KPLZ-FM STATION DATA
                                             1992       1993       1994       1995       1996
                                           --------   --------   --------   --------   --------
Station rank in market
Mon-Sun, 6 a.m. to 12-mid, AQH Share             5         12         11         13          9

Station audience AQH share in market
Mon-Sun, 6 a.m. to 12-mid                      4.9%       3.2%       4.0%       3.7%       4.0%

Station rank in market for cumulative weekly
audience Mon-Sun, 6 a.m. to 12-mid               3          6          6          6          4

Station cumulative audience in market
Mon-Sun, 6 a.m. to 12-mid                  389,800    322,100    345,300    332,900    359,300

-----------------------------
Source:  The Arbitron Company


PORTLAND RADIO MARKET

     Introduction.  Portland, Oregon ranks as the 24th largest radio metro in
     ------------
the nation, with a Persons 12+ population of approximately 1,600,000 and a total population of approximately 1,900,000. The radio metro is comprised of Multnomah, Washington, Clackamas, Marion and Yamhill counties in Oregon and Clark County in the State of Washington. Median household income for the metro was approximately $46,200, and total retail expenditures per household were approximately $25,150. The Portland metro maintains a balanced economy with services, wholesale/retail and manufacturing representing approximately 26%, 25% and 16% of total employment, respectively. Major employers include such companies as Intel Corporation, Hewlett Packard Company, Nike, Inc. and Tektronix, Inc., as well as Kaiser Permanente, the United States Government and the State of Oregon. The FCC has licensed 14 FM and 13 AM stations in the Portland radio metro.

     Figures set forth in the preceding discussion of the Portland radio market may vary from those set forth in the discussion of the Portland television market (see "Broadcasting Operations -- KATU Television-Market Overview") as different size and measurement criteria are applied by the relevant rating organizations to the two separate markets.

     KWJJ AM [1080 KHz / 50 kw (day), 10 kw (night), Affiliation:  Independent]
     -------
and KWJJ FM [99.9 MHz / 52 kw, Affiliation: Independent]. KWJJ-FM was the second-ranked radio station in the Portland market, with a 7.2% share of listening Persons 12+, Monday-Sunday, 6:00 a.m. to 12:00 midnight, as of the Summer 1996 Arbitron survey. KWJJ-AM was the 17th ranked radio station in the market, with a 1.7% share of listening Persons 12+, Monday-Sunday, 6:00 a.m. to 12:00 midnight, as of the Summer 1996 Arbitron survey. Both radio stations program a mix of country music, with KWJJ-FM playing contemporary country hits and KWJJ-AM playing classic country favorites. Advertising time on the two stations is sold to advertisers as a combination (i.e., for one price, advertisers receive commercials on both radio stations). Among radio formats, country music has garnered an average 14% of the market's radio listening shares over the past decade, ranking it consistently #1 or #2 among format preferences in the market. KWJJ-AM has a 50,000 watt signal.

     KWJJ AM/FM participates in numerous community service sponsorships with local organizations, such as Doernbecher Children's Hospital, Western Youth Development, Salmon Aid and the Oregon City Chamber of Commerce. The stations also produce and broadcast a weekly half-hour public service show called Metro Magazine.

     Since purchasing the Portland radio stations in June 1996, Fisher Broadcasting has made a substantial investment to upgrade the stations' facilities and equipment. In April 1997, the stations moved into new broadcast facilities in downtown Portland. An investment of approximately $1.9 million is being made in the new facility, which will equip both radio stations with fully digital production and broadcast equipment, communication links between KATU Television and both radio stations, and computer equipment needed for traffic news, accounting and sales. Fisher Broadcasting expects that the new facility will improve operating efficiencies and reduce operating costs.

KWJJ MARKET/STATION DATA (1)
                                              1992          1993          1994          1995          1996
                                           -----------   -----------   -----------   -----------   -----------
Market Revenue (in thousands)              $   52,081    $   57,858    $   66,056    $   73,194    $   86,159

Market Revenue Growth over prior period           9.7%         11.1%         14.2%         10.8%         17.7%

Market Rank (Arbitron Metro)                       25            25            26            24            24

Persons 12+ Population                      1,432,900     1,473,700     1,511,600     1,563,300     1,598,800

Total commercial competitors in market             25            25            26            27            27

Station rank in market,
Mon-Sun, 6 a.m. to 12-mid, AQH Share                7             7             1             1             2

Station audience AQH share in market
Mon-Sun, 6 a.m. to 12-mid                         6.2%          6.3%          8.1%          8.7%          8.1%

Station rank in market for cumulative weekly
audience, Mon-Sun, 6 a.m. to 12-mid                 7             6             2             1             2

Station cumulative audience in market,
Mon-Sun, 6 a.m. to 12-mid                     204,000       242,000       286,200       294,000       308,500

-------------------------
Source:  Miller, Kaplan, Arase & Co.; The Arbitron Company


MEDIUM- AND SMALL-MARKET RADIO OPERATIONS

     Introduction.  The local radio station plays a significant role in smaller
     ------------
communities in America. In communities that do not have their own TV station, the primary source of up-to-date news is the radio. In all small markets, radio choices are limited. Radio stations have benefited in this environment, where the local schools, civic clubs, churches, and government depend upon their local radio stations as the primary source for local news, weather information, and other matters of local interest such as the school lunch menu and the high school's football game.

     Small-market radio has also benefited from an advertising sales environment in which most sales occur through direct contact with local retailers rather than through national advertising agencies. Typically, a national advertiser utilizes a long-term strategy to deliver a set number of ratings points at the lowest possible cost-per-point. Thus, the revenue is often outside of the broadcaster's control. In contrast, small-market radio can more easily control its destiny as a result of its direct ties to local advertisers who are generally small, independent merchants.

     Recent changes in the multiple ownership limitations under federal law have resulted in increased competition among acquisition-minded broadcast companies for major-market radio stations. Consequently, significant consolidation has occurred, reducing the acquisition opportunities that are available in the major markets and leading, in turn, to increased interest in small and medium markets.

     Small markets are increasingly inhabited by larger group broadcasters. Fisher Broadcasting believes that Sunbrook is well-positioned to compete in this environment, having succeeded over the past decade in its strategy to reach the largest number of listeners in selected markets. Sunbrook is committed to increasing listenership through research, marketing, and community service. Fisher Broadcasting believes that this commitment will continue to build long-term value as the Sunbrook-operated stations capitalize on their audience leadership to generate increased revenue, and on their experience in strict cost controls to maximize operating income.

     Through Sunbrook, Fisher Broadcasting operates radio stations in five small and medium markets in the northwestern United States. Sunbrook is the leading radio broadcaster in Montana, with 14 radio stations in the four largest cities in the state. Additionally, Sunbrook owns four radio stations and has a joint sales agreement with a fifth station in Wenatchee, a market of approximately 55,000 people in the center of Washington State.

     Sunbrook has sought to acquire under-performing stations in small and medium markets at cash-flow multiples that are considerably lower than in larger markets. The relaxation of federal multiple ownership rules has led Sunbrook to expand its holdings within its existing markets. The resulting synergy allows Sunbrook to better serve its communities while enjoying certain economies of scale.

The following table sets forth general information for each of Sunbrook's stations and the markets they serve.


                                               # OF                  RATINGS(1)           MARKET REVENUE
                                               COMMERCIAL      ---------------------   ---------------------
                         DIAL                  RADIO STATIONS    RANK IN     STATION    STATION   $ (IN
MARKET         STATION   POSITION    POWER     IN THE MARKET     MARKET      SHARE      SHARE     THOUSANDS)      FORMAT
-------------------------------------------------------------------------------------------------------------------------------
Billings, MT                                                                                       $5,300
               KRKX      93.3 FM      100 Kw       12              3           11.9%        12%                 Adult Contemp
               KYYA      94.1 FM      100 Kw                       4           10.6%        14%                 Classic Rock
               KBLG(2)    910 AM        1 Kw                       8            5.0%         4%                 News/Talk
Missoula, MT                                                                                       $4,500
               KZOQ      100.1 FM      14 Kw        8              1           24.5%        21%                 Classic Rock
               KGGL      93.3 FM       43 Kw                       2           19.5%        19%                 Country
               KYLT      1340 AM        1 Kw                       7            3.1%         6%                 Oldies
               KGRZ      1450 AM        1 Kw                       8            1.8%         2%                 Sports/Talk
Great Falls, MT                                                                                    $3,000
               KAAK      98.9 FM      100 Kw        8              2           15.9%        23%                 Adult Contemp
               KQDI      106.1 FM     100 Kw                       3           12.0%        20%                 Classic Rock
               KXGF      1400 AM        1 Kw                       5            8.3%         3%                 Pop Standards
               KMSL      1450 AM        1 Kw                       8            1.9%         3%                 News/Talk
Butte, MT                                                                                          $1,500
               KAAR      92.5 FM      4.5 Kw        5              1           40.9%        27%                 Country
               KMBR      95.5 FM       50 Kw                       2           15.9%        23%                 Classic Rock
               KXTL      1370 AM        5 Kw                       5            6.8%         7%                 Oldies/Talk
Wenatchee, WA                                                                                      $3,100
               KYSN      97.7 FM        3 Kw        9              1           22.2%        22%                 Country
               KWWW(3)   96.7 FM       .5 Kw                       2           14.6%        16%                 Adult Contemp
               KZPH(4)  106.7 FM        3 Kw                       5            8.6%         8%                 Classic Rock
               KXAA(5)   99.5 FM        5 Kw                       6            7.9%        14%                 Oldies
               KWWX      1340 AM        1 Kw                       9            (6)          5%                 Spanish

------------------
(1) Ratings information in the above chart refers to average-quarter-hour share of listenership among total persons, Adults 12+, Monday through Sunday, 6 a.m. to midnight, and is subject to the qualifications listed in each report. Sources:

   Billings, Montana:     Arbitron Ratings, Fall, 1996 Billings Market Report
   Missoula, Montana:     Willhight Research, Spring, 1996, Missoula Market
                          Report
   Great Falls, Montana:  Arbitron Ratings, Spring, 1996 Great Falls Market
                          Report
   Butte, Montana:        Arbitron Ratings, 1996 County Coverage Study,
                          Silver-Bow County
   Wenatchee, Washington: Willhight Research, Winter, 1996 Wenatchee Market
                          Report.
(2) KBLG's power is 1,000 watts days, 63 watts nights.
(3) KWWW is licensed to the city of Quincy, Washington.
(4) Sunbrook sells advertising on KZPH under a joint sales agreement. KZPH is licensed to the city of Cashmere, Washington.
(5) KXAA is licensed to the city of Rock Island, Washington.
(6) Listenership below minimum reporting standards.

     The following discussion briefly describes the radio stations owned and operated by Sunbrook, and such stations' respective markets.

     Montana.  Sunbrook is Montana's largest radio broadcaster, with stations in
     -------
the state's four largest markets. Available rating information (derived from the sources listed in footnote (1) to the preceding table) indicates that nearly 250,000 Montanans listen to a Sunbrook radio station each week, representing nearly one out of every three people in the state. A brief discussion of each Montana market and Sunbrook's stations follows.

     Billings, Montana. Billings is Montana's largest market (population approximately 125,000) and a regional trade center. Billings is a livestock center for a four-state region and is also home to two petroleum refineries and two local colleges. The Billings market is served by twelve commercial radio stations, three local television stations, and one local newspaper.

     Recent combined historical audience performance of Sunbrook's three Billings stations is set forth below.

                                        1992        1993          1994         1995         1996
                                        ----        ----          ----         ----         ----
Combined Audience Share                20.0%       29.7%         34.0%        28.8%        26.4%

Group Ownership Audience Rank             2           2             2            2            2

-------------------------
Source:  The Arbitron Company
(Average-quarter-hour share of total audience Persons 12+, Monday through Sunday, 6 a.m. to midnight).

     Missoula, Montana. Missoula is Montana's second largest market. Its current population is approximately 86,000. The wood and paper products industry provides the largest employment base, followed by the U.S. Forest Service, which has regional headquarters and a fire-fighting school in Missoula. the city is home to the University of Montana, which is also one of the city's largest employers and provides a strong influence on the community's lifestyle. Missoula is served by eight commercial radio stations, three local television stations, and a daily newspaper.

     Recent combined historical audience performance of Sunbrook's four Missoula stations is set forth below.

                                       1992        1993       1994        1995        1996
                                       ----        ----       ----        ----        ----
Combined Audience Share                47.4%       37.5%      39.8%       42.0%       48.9%

Group Ownership Audience Rank(1)           1           1          1           1           1

----------------------
(1) The data above reflect the position of the four combined stations which Sunbrook now owns. Sunbrook did not own or operate all four of these stations during all five of these years.
(Audience information from Willhight Research, Missoula Spring reports from each year noted, 1993 through 1996. Average-quarter-hour share of total audience Persons 12+, Monday through Sunday, 6 a.m. to midnight. 1992 information from American Radio Research, Spring Missoula report, Brand Loyal Listeners, total audience Persons 12+).

     Great Falls, Montana. Great Falls is Montana's third largest market, with a population of approximately 84,000. Agriculture and the Malmstrom Air Force Base are major forces in the Great Falls economy. Great Falls is served by eight commercial radio stations, three television stations, and one daily newspaper.

     Recent combined historical audience performance of Sunbrook's four Great Falls stations is set forth below.

                                        1992         1993         1994        1995        1996
                                        ----         ----         ----        ----        ----
Combined Audience Share                41.1%        34.4%        34.6%       44.2%       38.1%
Group Ownership Audience Rank(1)           1            1            1           1          2

---------------------
(1) The data above reflect the position of the four combined stations which Sunbrook now owns. Sunbrook did not own or operate all four of these stations during all five of these years.
(Audience information from Arbitron ratings, Great Falls Spring reports for each year noted. Average-quarter-hour share of total audience Persons 12+, Monday through Sunday, 6 a.m. to midnight).

     Butte, Montana. Butte is Montana's fourth largest city, with a population of approximately 35,000. While the city has, historically, been a mining town, mining interests today only employ approximately 400 people. The largest employer in Butte is the state's primary electric utility, Montana Power Company, which has its corporate headquarters in the city and employs nearly 1,000 people. Butte is served by three television stations, five commercial radio stations, and one newspaper.

     Recent combined historical audience performance of Sunbrook's three Butte stations is set forth below.

                                       1992        1993       1994       1995       1996

                                       ----        ----       ----       ----       ----
Combined Audience Share                33.0%       60.8%      55.6%      63.6%      63.6%

Group Ownership Audience Rank             2           1          1          1          1

------------------------
Source: Arbitron County Coverage Report, Silver Bow County, for 1994, 1995 & 1996. Willhight Research, Butte Report, Spring, 1993. Average quarter-hour share of total audience Persons 12+, Monday through Sunday, 6 a.m. to midnight. American Radio Research, Butte Report, Spring, 1992, Brand-loyal listeners, total audience Persons 12+.

     Washington.  In addition to being the largest radio group in Montana,
     ----------
Sunbrook also is the market leader in Wenatchee, Washington, a market of approximately 55,000 people that is located in the center of Washington. While agriculture dominates the local economy, an aluminum manufacturing facility also provides significant employment. The Wenatchee market is served by nine commercial radio stations and one local newspaper. There are no local television stations in Wenatchee.

     Recent combined historical audience performance of Sunbrook's four Wenatchee area stations and the station with which it has a joint sales agreement is set forth below.

                                       1992        1993       1994       1995       1996
                                       -----       -----      -----      -----      -----
Combined Audience Share                49.2%       58.0%      65.2%      57.5%      53.3%
Group Ownership Audience Rank(1)          1           1          1          1          1

----------------------
(1) The data above reflect the position of the four combined stations which Sunbrook now owns and the station with which it has a joint sales agreement. Sunbrook did not own or operate all four of the stations that it now owns during all five of these years.
Source: Willhight Research, Wenatchee Report, Winter, 1994, 1995 and 1996, Average quarter-hour share of total audience Persons 12+, Monday through Sunday, 6 a.m. to midnight. American Radio Research, Wenatchee Report, Spring, 1992 and 1993, Brand-loyal listeners, total audience Persons 12+.

                      LICENSING AND REGULATION APPLICABLE
                     TO TELEVISION AND RADIO BROADCASTING

     The following is a brief discussion of certain provisions of the Communications Act of 1934, as amended (the "Communications Act"), most recently amended by the Telecommunications Act of 1996 (the "Telecommunications Act"), and of FCC regulations and policies that affect the television and radio broadcasting business conducted by Fisher Broadcasting. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC, on which this discussion is based, for further information concerning the nature and extent of FCC regulation of television broadcasting stations.

LICENSE RENEWAL, ASSIGNMENTS AND TRANSFERS

     Broadcasting licenses for both radio and television stations are currently granted for a maximum of eight years and are subject to renewal upon application to the FCC. The FCC prohibits the assignment of a license or the transfer of control of a television or radio broadcasting license without prior FCC approval. In determining whether to grant or renew a broadcasting license, the FCC considers a number of factors pertaining to the applicant, including compliance with limitations on alien ownership, common ownership of broadcasting, cable and newspaper properties, and compliance with character and technical standards. The Telecommunications Act, which has been enacted, but not yet fully implemented by the FCC, eliminates the comparative renewal process and simplifies license renewal. During certain limited periods when a renewal application is pending, petitions to deny a license renewal may be filed by interested parties, including members of the public. Such petitions may raise various issues before the FCC. The FCC is required to hold evidentiary, trial-type hearings on renewal applications if a petition to deny renewal raises a "substantial and material question of fact" as to whether the grant of the renewal application would be inconsistent with the public interest, convenience and necessity. The FCC is required to renew a broadcast license if: the FCC finds that the station has complied with FCC regulations regarding equal employment opportunity; that the station has served the public interest, convenience and necessity; there have been no serious violations by the licensee of either the Communications Act or the FCC's rules; and there have been no other violations by the licensee which taken together would constitute a pattern of abuse. Additionally, in the case of renewal of television licenses, the FCC considers the station's compliance with FCC programming and commercialization rules relating to programming for children. If the incumbent licensee fails to meet the renewal standard, and if it does not show other mitigating factors warranting a lesser sanction, the FCC then has the authority to deny the renewal application and permit the submission of competing applications for that frequency.

     Failure to observe FCC rules and policies, including, but not limited to, those discussed herein, can result in the imposition of various sanctions, including monetary forfeitures, the grant of short-term (i.e., less than the full eight years) license renewals or, for particularly egregious violations, the denial of a license renewal application or revocation of a license.

     While the vast majority of such licenses are renewed by the FCC, there can be no assurance that Fisher Broadcasting's licenses will be renewed at their expiration dates, or, if renewed, that the renewal terms will be for eight years. Both of Fisher Broadcasting's television stations are presently operating under regular five-year licenses, granted prior to recent FCC action which extended license terms to eight years, that expire on January 31, 1999. Fisher Broadcasting's and Sunbrook's radio stations in Washington and Oregon currently operate under seven-year licenses, also granted prior to recent FCC action extending the term of radio licenses to eight years, that expire on January 31, 1998. The license terms for all of Sunbrook's Montana radio stations expire on April 1, 1997. Sunbrook has filed applications for renewal of these stations' licenses. Upon renewal, such licenses would extend until April 1, 2005. The non-renewal or revocation of one or more of Fisher Broadcasting's FCC licenses could have a material adverse effect on Fisher Broadcasting's television or radio broadcasting operations.

MULTIPLE OWNERSHIP RULES AND CROSS OWNERSHIP RESTRICTIONS

     The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 10% or more of such stock in the case of insurance companies, mutual funds, bank trust departments and certain other passive investors that are holding stock for investment purposes only) are generally deemed to be attributable, as are interests held by officers and directors of a corporate parent of a broadcast licensee. Pursuant to the Telecommunications Act, the FCC has eliminated the restrictions on the number of television stations in which a person or entity may have an attributable interest, but instead establishes a national television reach limit of 35%. The Telecommunications Act requires the FCC to conduct a rulemaking proceeding to determine whether the local "duopoly" television ownership rules should be retained, modified or eliminated. The present "duopoly" rules prohibit attributable interests in two or more television stations with overlapping service areas. The FCC initiated the rulemaking proceeding required by the Telecommunications Act in November 1996. Initial comments to the FCC's proposals were received by the FCC on February 7, 1997. While the FCC has proposed to allow ownership of television stations where the stations do not have substantial signal overlap and are in separate Designated Market Areas, the majority of comments in the proceeding urged the FCC to adopt a looser standard, thereby allowing more duopolies.

     The statutory prohibition against television station/cable system cross-ownership is repealed in the Telecommunications Act, but the FCC's parallel cross-ownership rule remains in place. The FCC intends to conduct a proceeding on repeal of this cross-ownership restriction. The television station/daily newspaper cross-ownership prohibition in the FCC rule was not repealed by the Telecommunications Act. The FCC, however, intends to conduct a rule-making proceeding on whether to repeal such restriction. The Telecommunications Act requires the FCC to review its ownership rules biennially as part of its regulatory reform obligations.

     The FCC imposes less severe restraints on the control or ownership of AM and FM radio stations that serve the same area than are imposed with regard to television stations. In a number of situations, a single party may control or own an AM and/or an FM "duopoly" - two AM and/or two FM stations - in the same market area. FCC rules also preclude the grant of applications for station acquisitions that would result in the creation of new radio-television combinations in the same market under common ownership, or the sale of such a combination to a single party, subject to the availability of a waiver. Under FCC policy, waiver applications that involve radio-television station combinations in the top 50 TV markets where there would be at least 30 separately owned, operated and controlled broadcast licensees after the proposed combination will generally be favorably received. At present, the FCC imposes no limits on the number of radio stations that may be directly or indirectly owned nationally by a single entity. National ownership of television stations by one entity, direct or indirect, is limited to a 35% national share, computed by dividing the aggregate number of households in each market in which the licensee owns a station by the total number of households nationally. In the case of UHF television stations, the number of households in such markets is halved for purposes of the foregoing formula.

     If an attributable stockholder of the Company has or acquires an attributable interest in other television or radio stations, or in daily newspapers, depending on the size and location of such stations and/or newspapers, or if a proposed acquisition by the Company or Fisher Broadcasting would cause a violation of the FCC's multiple ownership rules or cross-ownership restrictions, Fisher Broadcasting may be unable to obtain from the FCC one or more authorizations needed to conduct its business and may be unable to obtain FCC consents for certain future acquisitions.

     Fisher Broadcasting is unable to predict the ultimate outcome of possible changes to these FCC rules and the impact such changes may have on its broadcasting operations.

ALIEN OWNERSHIP

     Under the Communications Act, broadcast licenses may not be granted to or held by any corporation having more than one-fifth of its capital stock owned of record or voted by non-U.S. citizens (including a non-U.S. corporation), foreign governments or their representatives (collectively, "Aliens"). The Communications Act also prohibits a corporation, without an FCC public interest finding, from holding a broadcast license if that corporation is controlled, directly or indirectly, by another corporation, more than one-fourth of the capital stock of which is owned of record or voted by Aliens. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including general and limited partnerships. As a result of these provisions, and without an FCC public interest finding, the Company, which serves as a holding company for its television station licensee subsidiaries, cannot have more than 25% of its capital stock owned of record or voted by Aliens or their representatives.
While the Company does not track the precise percentage of stock owned by Aliens at any particular time, it does monitor the citizenship of its large shareholders to ensure that the proportion of stock held by U.S. citizens does not drop below the required minimum.

PROGRAMMING AND OPERATION

     The Communications Act requires broadcasters to serve the "public interest." Since the late 1970s, the FCC gradually relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. Broadcast station licensees continue, however, to be required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming may be considered by the FCC when it evaluates license renewal applications, although such complaints may be filed, and generally may be considered by the FCC, at any time. Stations must also follow various FCC rules that regulate, among other things, children's television programming, political advertising, sponsorship identifications, contest and lottery advertising, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. In addition, broadcast licensees must develop and implement affirmative action programs designed to promote equal employment opportunities, and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a license renewal application.

SYNDICATED EXCLUSIVITY/TERRITORIAL EXCLUSIVITY

     Effective January 1, 1990, the FCC reimposed syndicated exclusivity rules and expanded the existing network non-duplication rules. The syndicated exclusivity rules allow local broadcast stations to require that cable television operators black out certain syndicated, non-network programming carried on "distant signals" (i.e., signals of broadcast stations, including so-called superstations, that serve areas substantially removed from the local community). Under certain circumstances, the network non-duplication rule allows local broadcast network affiliates to demand that cable television operators black out duplicative network broadcast programming carried on more distant signals.

RESTRICTIONS ON BROADCAST ADVERTISING

     The advertising of cigarettes on broadcast stations has been banned for many years. The broadcast advertising of smokeless tobacco products has more recently been banned by Congress. Certain Congressional committees have examined legislative proposals to eliminate or severely restrict the advertising of alcohol, including beer and wine. Fisher Broadcasting cannot predict whether any or all of such proposals will be enacted into law and, if so, what the final form of such law might be. The elimination of all beer and wine advertising would have an adverse effect on Fisher Broadcasting's stations revenues and operating income, as well as the revenues and operating incomes of other stations that carry beer and wine advertising.

     Additionally, the FCC has promulgated a number of regulations prohibiting, with certain exceptions, advertising relating to lotteries and casinos. The FCC has also placed limits upon the amount of commercialization during, and adjacent to, television programming intended for an audience of children ages 12 and under.

OTHER PROGRAMMING RESTRICTIONS

     The Telecommunications Act requires that any newly manufactured television set with a picture screen of 13 inches or greater be equipped with a feature designed to enable viewers to block all programs with a certain violence rating (the "v-chip"). The FCC, after consulting with the TV manufacturing industry, will specify the effective date of this requirement, which may not be less than two years after enactment of the law. The FCC is directed to oversee the adoption of standards for this blocking technology. The television industry has adopted, effective January 1, 1997, a voluntarily rating scheme regarding violence and sexual content contained in television programs. The FCC has indicated that it will accept public comments on the industry rating scheme, and will subsequently make a decision as to whether such scheme meets the standards of the Telecommunications Act. Fisher Broadcasting cannot predict whether the v-chip and a ratings system will have any significant effect on the operations of its business.

     The FCC has adopted regulations, which will take effect September 1, 1997, effectively requiring television stations to broadcast a minimum of three hours per week of programming designed to meet specifically identifiable educational and informational needs, and interests, of children. Present FCC regulations require that each television station licensee appoint a liaison responsible for children's' programming. Information regarding children's programming and commercialization during such programming is required to be filed quarterly with the FCC and made available to the public. Fisher Broadcasting does not believe that the FCC children's programming regulations described above have, or will have, an adverse effect on the operation of its business.

CABLE "MUST-CARRY" OR "RETRANSMISSION CONSENT" RIGHTS

     The 1992 Cable Act requires television broadcasters to make an election to exercise either "must-carry" or "retransmission consent" rights in connection with the carriage of television stations by cable television systems in the station's local market. If a broadcaster chooses to exercise its must-carry rights, it may demand carriage on a specified channel on cable systems within its market, which, in certain circumstances, may be denied. Must-carry rights are not absolute, and their exercise is dependent on variables such as the number of activated channels on and the location and size of the cable system and the amount of duplicative programming on a broadcast station. If a broadcaster chooses to exercise its retransmission consent rights, it may prohibit cable systems from carrying its signal, or permit carriage under a negotiated compensation arrangement. Fisher Broadcasting has executed retransmission consent agreements with all of the cable systems operating within the DMAs of its two television stations.

     On March 31, 1997, the United States Supreme Court upheld the constitutionality of the must-carry provisions of the 1992 Cable Act. The Court held that the must-carry provisions were "content neutral" and thus not subject to strict scrutiny, and that Congress' stated interests in preserving the benefits of free, over-the-air local broadcast television, promoting the widespread dissemination of information from a multiplicity of sources and (in the view of a four justice plurality) promoting fair competition in the market for television programming qualified as important governmental interests. The Court concluded that Congress had established an extensive evidentiary record justifying the predictive judgment that the must-carry provisions served important governmental interests, and that Congress' judgment deserved great deference from the Court.

PROPOSED LEGISLATION AND REGULATIONS

     On April 3, 1997, the FCC adopted new regulations regarding the implementation of advanced television in the United States. These new regulations govern a new form of digital telecasting ("DTV") based on technical standards adopted by the FCC in December 1996. DTV is the technology that allows the broadcast and reception of a digital binary code signal, in contrast to the current analog signal, which is transmitted through amplitude and frequency variation of a carrier wave. Digitally transmitted sound and picture data can be compressed, allowing broadcasters to transmit several standard definition pictures within the same amount of spectrum currently required for a single analog channel. DTV also allows broadcasters to transmit enough information to create a high definition television ("HDTV") signal. The FCC's regulations permit, but do not require, broadcasters to provide an HDTV signal, which features over 1,000 lines of resolution, rather than the 525 lines of resolution used in analog television sets. The greater number of lines of resolution will allow HDTV to provide a far more detailed picture than existing television sets can produce.

     While the formal regulations have not yet been released, the FCC has announced a number of key aspects of its implementation program.

     Each existing station will be given a second channel in the range of channels 2 through 51 on which to initiate DTV broadcasts. The FCC will specify the channel and the maximum power that may be radiated by each station. DTV stations will be limited to 1 million watts Effective Radiated Power, and no station will be assigned less than 50 thousand watts Effective Radiated Power. The FCC has announced its intention to release a list of channel and power allotments in the immediate future, but it is not known at this time which channels and power levels will be allocated to Fisher Broadcasting's Seattle and Portland television stations or their competitors. The FCC has stated that the new channels will be paired with existing analog channels, and broadcasters will not be permitted to sell their DTV channels, while retaining their analog channels, and vice versa.

     Affiliates of the ABC, CBS, Fox and NBC television networks in the top 10 television markets will be given until May 1, 1999, to construct and commence operation of DTV facilities on their newly allocated DTV channels. Affiliates of those networks in markets 11 through 30 will be given until November 1, 1999 to do the same. All other commercial television stations will be given five years to place a DTV signal on the air, and all non-commercial stations will have six years to begin operation of a DTV signal. As ABC affiliates operating in markets 12 and 24, Fisher Broadcasting's Seattle and Portland television stations will be required to commence DTV broadcasts by November 1, 1999. Stations will have one-half of the specified construction periods in which to apply to the FCC for a construction permit authorizing construction of the new DTV facilities. The FCC has indicated its intention to act expeditiously on such applications. While the FCC has announced its intention to grant extensions of the construction deadlines in appropriate cases, the impact of failing to meet these applications and construction deadlines cannot be predicted at this time.

     Once a Fisher Broadcasting station begins operation of its new DTV facilities it will be required to deliver, at a minimum, a free programming service with picture resolution at least as good as that of the current analog service provided by the station, and will have to be aired during the same time periods as the current service. It may prove possible to provide more than one of such "analog equivalent" signals over a single DTV channel, or to mix an "analog equivalent" signal with other forms of digital material. The FCC will not require a broadcaster to transmit a higher quality, HDTV signal over a DTV channel; the choice as to whether to transmit an HDTV signal or one or more "analog equivalent" channels will be left up to the station licensee. ABC has announced that it intends to supply its affiliates with an HDTV feed of network programming, and it is not believed possible, under the present state of the art, to transmit additional program information over the DTV signal while it is transmitting in the HDTV mode. It cannot be predicted whether competitors of Fisher Broadcasting's television stations will operate in the HDTV or "analog equivalent" mode or to the economic impact of such choices on the stations' operations.

     Stations operating in the DTV mode will be subject to existing public service requirements. The FCC has announced that it will consider imposing additional public service requirements, such as free advertising time for federal political candidates, and increased news, public affairs, and children's programming requirements, in the future. It cannot be predicted whether such changes will be adopted, or any impact they might have on station operations.

     By 2002, DTV stations will have to devote at least one-half of their broadcast time to duplication of the programming on their paired analog stations. In 2003, this simulcasting requirement will increase to 75%, and to 100% in 2004 and 2005.

     The FCC has indicated that the transition from analog to digital service will end in 2006, at which time one of the two channels being used by broadcasters will have to be relinquished to the government, and DTV transmissions will be "repacked" into channels 2-46 or channels 7-51. It is unknown whether licensees will be permitted to retain their former analog channels if they operate using DTV technology, and relinquish their new digital channels, or whether they will be required to utilize the newly allotted channels, and return their former analog channels.

     Implementation of DTV is expected to generally improve the technical quality of television signals received by viewers. Under certain circumstances, however, conversion to DTV may reduce a station's geographic coverage area or result in some increased interference. Also, the FCC's allocations could reduce the competitive advantage presently enjoyed by Fisher Broadcasting's Seattle and Portland television stations, which operate on low VHF channels serving broad areas. Implementation of DTV will impose substantial additional costs on television stations because of the need to replace equipment and because some stations will operate at higher utility costs. Fisher Broadcasting estimates that the adoption of DTV would require average capital expenditures of approximately $8-10 million per station to provide facilities and equipment necessary to produce the broadcast DTV programming. The introduction of this new technology will require that customers purchase new receivers (television sets) for DTV signals or, if available by that time, adapters for their existing receivers.

     When the Telecommunications Act was passed, certain leaders in Congress asked the FCC to postpone issuing DTV licenses pending consideration of possible future legislation that might require broadcasters to bid at auctions for DTV channels or which might require that the current conventional channels be returned to the government on an expedited schedule. In the course of the debate on the federal budget, some leaders in Congress have proposed various plans that might require the auctioning of the spectrum which broadcasters will need in order to provide DTV. Various plans for raising revenue also include provisions to require the auctioning of radio frequencies in bands which encompass those currently licensed for use by broadcasters, including those channels used for "auxiliary" purposes, such as remote pickups in electronic news gathering and studio-to-transmitter links. Hearings on spectrum auctions and usage were recently held by Congress. While the FCC has authorized DTV in the United States, Fisher Broadcasting cannot predict whether Congress will attempt to modify the FCC's actions, or the effect DTV authorizations might have on Fisher Broadcasting's television broadcasting business. Fisher Broadcasting cannot predict whether legislation requiring auctions for DTV spectrum will be enacted or the effect of such legislation.

     Other matters that could affect Fisher Broadcasting's stations include technological innovations affecting the mass communications industry such as technical allocation matters, including assignment by the FCC of channels for additional broadcast stations, low-power television stations and wireless cable systems and their relationship to and competition with full-power television broadcasting service.

     Congress and the FCC also have under consideration, or may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of Fisher Broadcasting's broadcasting business, resulting in the loss of audience share and advertising revenues of the stations, and affecting Fisher Broadcasting's ability to acquire additional, or retain ownership of existing, broadcast stations, or finance such acquisitions. Such matters include, for example, (i) changes to the license renewal process; (ii) imposition of spectrum use or other governmentally imposed fees upon a licensee;
(iii) proposals to expand the FCC's equal employment opportunity rules and other matters relating to minority and female involvement in broadcasting; (iv) proposals to increase the benchmarks or thresholds for attributing ownership interest in broadcast media; (v) proposals to change rules or policies relating to political broadcasting; (vi) technical and frequency allocation matters, including those relative to the implementation of DTV; (vii) proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on broadcast stations; (viii) changes in the FCC's cross-interest, multiple ownership, alien ownership and cross-ownership policies; (ix) changes to broadcast technical requirements; and (x) proposals to limit the tax deductibility of advertising expenses by advertisers. Fisher Broadcasting cannot predict what other matters might be considered in the future, nor can it judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its television broadcasting business.

     The foregoing is a summary of the material provisions of the Communications Act, the Telecommunications Act, and other Congressional acts or related FCC regulations and policies applicable to Fisher Broadcasting. Reference is made to the Communications Act, the

Telecommunications Act, other Congressional acts, such regulations, and the public notices promulgated by the FCC, on which the foregoing summary is based, for further information. There are additional FCC regulations and policies, and regulations and policies of other federal agencies, that govern political broadcasts, public affairs programming, equal employment opportunities and other areas affecting Fisher Broadcasting's broadcasting business and operations.

               SATELLITE, INTERNET, AND EMERGING MEDIA OPERATIONS

INTRODUCTION

     FishComm is a regional satellite teleport operator, Internet service provider, and emerging media development company. FishComm was created to expand on Fisher Broadcasting's capacity to develop revenue from existing resources, such as satellite communication receive and transmit facilities, and to investigate the potential for revenue streams from new technologies, such as the Internet. Since its inception, FishComm has operated satellite communication teleports in Portland and Seattle, primarily supplying news and sporting event video originating from these two markets for distant multi- and single-market consumption. The Portland teleport consists of two C-band transmit and receive satellite dishes while the Seattle teleport consists of four such dishes. The teleports are connected to each other by microwave. KU-band satellite transmissions are handled by a mobile truck. The list of FishComm's current clients include ABC, NBC, AT&T, CNN, ESPN, Fox, the National Basketball Association and Microsoft Corporation for occasional use video purposes, and Primetime 24 and Canadian Communications Corporation for continuous use purposes. FishComm also operates a fiber optic terminal, with connectivity to the VYVX fiber optic national network, for the point-to-point transmission of audio and video signals. Fisher Broadcasting believes that the combination of fiber optic and satellite communication capabilities provides FishComm with a competitive advantage in the efficient transmission of point-to-point and point-to-multi-point video and audio from the Pacific Northwest.

     FishComm also has developed a presence on the Internet World Wide Web for the Company and its subsidiaries, providing e-mail and Internet connectivity as well as home page design, execution and implementation. FishComm Internet servers provide the bandwidth for possible intercompany intranet applications, with excess bandwidth available for sale to host potential outside users. Current revenues attributable to FishComm's operations are not material to the Company's results of operations. As the Internet grows, potential applications also are expected to grow.

COMPANY PERFORMANCE, COMPETITION AND COMMITMENTS

     From its inception, FishComm has focused on profitably marketing the excess capacity of Fisher Broadcasting's existing resources. The capacity of Fisher Broadcasting's existing satellite transmission equipment, for instance, has been
increased from 1% use for revenue generation to 14% use in just two years.   KU-
band satellite transmissions are often handled by production companies that utilize mobile trucks for one-time-only events. FishComm will compete for this business through the use of its mobile truck. FishComm's Internet program is currently in the development stage.

                FLOUR MILLING AND FOOD DISTRIBUTION OPERATIONS
                ----------------------------------------------

                                 INTRODUCTION

     FMI, a wholly owned subsidiary of the Company, is a manufacturer of wheat flour and a distributor of bakery products. Wheat flour is produced at FMI's milling sites in Seattle, Washington; Portland, Oregon and Modesto, California. A mill in Blackfoot, Idaho, which is owned and operated jointly by FMI and another party (see "Flour Milling and Food Distribution Operations - Marketing"), commenced operations in April 1997. FMI was incorporated in Washington State in 1971, although it has conducted flour milling operations since 1910, initially as FFMCO.

     FMI produces approximately two million pounds of flour daily. Fluctuations in wheat prices can result in fluctuations in FMI's revenues and profits. FMI seeks to hedge flour sales through the purchase of wheat futures or cash wheat. FMI does not speculate in the wheat market. Wheat is purchased from grain merchandisers in Washington, Idaho, Montana and California, and is delivered directly to the mills by rail or truck. FMI expects that the Blackfoot mill will add an additional 200,000 pounds of daily capacity. During 1996, FMI operated its mills on more than 320 days.

     Bakery products purchased from other food manufacturers are warehoused and distributed, along with FMI-manufactured flour, from FMI's three warehouses in Seattle, Washington; Portland, Oregon and Rancho Cucamonga, California. FMI's distribution division markets its products primarily in the retail bakery and food manufacturing industries. FMI makes deliveries using company owned and leased vehicles with primarily company drivers.

     Per capita flour consumption in the U.S. has risen steadily over the past twenty-five years, from 111 pounds to 148 pounds in 1996. Production of wheat flour by U.S. mills in 1996 reached a new all-time record of 396,176,000 one-hundred pound units ("cwts"), up 1.9% from 388,689,000 cwts in 1995, according to the Bureau of Census. Acceptance by the American public of the new food pyramid and nutritional labeling have been instrumental in promoting carbohydrate-based food. Due to changes in the American diet, and increased emphasis on the importance of grain-based products, there has been a significant growth of specialty bread shops in general, and in particular, a sharp increase in the number of bagel producers. Other specialty items such as tortillas, muffins and pretzels also contribute to the increased consumption of flour based foods.

     Construction of conventional milling capacity has been limited in the last five years primarily to mills capable of producing durum flour. Construction costs are typically expressed in the cost of producing one cwt of flour on a daily basis. Costs for land, buildings, wheat cleaning equipment and milling equipment are currently between $2,000 and $3,000 per cwt of rated daily capacity.

     The combination of relatively limited new construction and increased demand due to population increase and per capita flour consumption has equalized supply and demand. U.S. flour mills are currently operating at approximately 91% of rated capacity based upon a six day, 24 hour per day work week. Although the current market environment is expected to create opportunity for improved profit margins, the considerable expense and time required to bring new milling capacity on line serves as a barrier to entry into the market.

     As of January 1, 1997, FMI had 191 full-time employees, 101 of whom are covered by collective bargaining agreements with three labor unions. On July 1, 1996, FMI negotiated five-year collective bargaining agreements with the International Longshoremen and Warehouseman's Union and with the AFL-CIO covering the Seattle plant. Two separate contracts with the International Brotherhood of Teamsters expire March 31, 1998 and December 31, 1999. FMI considers its relations with its employees to be good.

                               BUSINESS PRODUCTS

     FMI's mills produce wheat flour for sale to a wide variety of end-users. FMI primarily serves specialty niche markets with bag product for smaller manufacturers, institutional markets such as restaurants and hotels, retail and in-store bakeries. Bulk flour shipped in rail cars and tanker trucks is delivered to large wholesale bakeries and mix manufacturers.

     FMI produces approximately 40 grades of flour, ranging from high-gluten spring wheat flour to low-protein cake and cookie flour. FMI believes that it differentiates itself from competitors by producing high quality specialty flours for specific applications. FMI also produces millfeed for sale to the animal feed industry. Millfeed is incorporated into feed rations for dairy cattle and other livestock.

     FMI's food distribution division purchases and markets approximately 2,000 bakery related items, including grain commodities (such as corn, oats, rye and barley products), mixes, sugars and shortenings, paper goods, and other items. Where appropriate, FMI takes advantage of bulk buying discounts and exclusive supplier agreements to purchase bakery products at favorable market prices. FMI intends to evaluate and, as appropriate, engage in new mill construction and acquisition of food distribution operations. The building and associated support structure at FMI's new Blackfoot, Idaho mill (see "Flour Milling and Food Distribution Operations - Marketing" below) has been designed to double the company's current compact milling capacity. The food distribution division continues to evaluate expansion opportunities through acquisitions in its current marketing area.

                                  COMPETITION

     The U.S. milling industry is currently composed of 197 flour mills, down from 252 in 1981, with a median mill size of approximately 7,500 cwts per day capacity. During the same period, the number of milling companies has decreased from 166 to 91. The largest five manufacturers account for approximately 74% of total U.S. production. FMI, at 21,000 cwts of daily capacity, ranks 13th in the U.S.

                                   MARKETING

     FMI's milling division markets its products principally in the states of Washington, Oregon and California. The majority of FMI's flour sales are made under contractual agreements with large wholesale bakeries, mix manufacturers, blending facilities, food service distributors, and finished food manufacturers. No flour customer accounts for more than fifteen percent of FMI's total revenues.

     FMI's food distribution division, including its wholly-owned subsidiary, Sam Wylde Flour Co., Inc., markets its products primarily within a 100-mile radius of FMI's warehouses. FMI's customer base consists primarily of retail and wholesale bakeries, in-store bakeries, retail and wholesale donut shops, retail and wholesale bagel shops and small food manufacturers.

     FMI's milling division strives to differentiate itself from its competition with a strong service and technical department, an emphasis on branded products, new product development, and growth through the development of compact milling units. FMI targets its marketing in food groups that are in emerging or growth product life cycles. These food groups are characterized by growth rates higher than average, fragmented market share and a need for technological assistance in product formulation. FMI evaluates market conditions related to each of its products and will exit certain product categories where market consolidation, over capacity and lack of growth lead to lower flour margins.

     FMI's milling division also utilizes its technical service department as a value-added sales tool. The technical service department is accountable for developing and training salespersons in the company's network of food service distributors. The service department also provides on-site product trouble-shooting and formulation assistance to small retail bakers and restaurants.

     FMI markets its flour through the use of branded products such as Mondako(R) and Power(R) and product category branded ingredients under the name Sol Brillante(R). This marketing strategy builds brand identity and differentiates a group of products from other products in the market. Trademarks are also registered in selected international markets in which FMI is engaged in business. In the past three years, FMI has sold products in Russia, Mexico, Japan and Canada. FMI's international sales are not, in the aggregate, material to FMI's financial condition or results of operation. See Note 10 to the Consolidated Financial Statements regarding the amount of international sales.

     In 1991, FMI became the first milling company in the country to install a new milling concept called a KSU shortflow. The "shortflow" or "compact" process reduces the amount of building and equipment required to mill flour.
The electronically controlled modular units can be installed at approximately 60 percent of the cost of a conventional mill and in one-third of the construction time. While compact units do not replace the need for conventional milling capacity, they do provide flexible milling capacity for niche milling segments. Since 1991, FMI has installed four additional compact units, including the recently completed flour mill in Blackfoot, Idaho which added a KSU 2000 milling unit to FMI's capacity. To FMI's knowledge, there are only 15 compact milling units in operation in the world. FMI operates five compact milling units, and to its knowledge no other milling company operates more than one. FMI thus believes that it is the world leader in compact flour production. The Blackfoot, Idaho Compact unit is owned and operated jointly with Koch Agriculture Company of Wichita, Kansas ("Koch"). FMI and Koch are each 50% interest owners in the limited liability company which owns and operates the Blackfoot mill (the "Koch Fisher Mills L.L.C."). FMI and Koch have announced their plans to expand the Blackfoot compact mill, and to construct a conventional flour mill at the Blackfoot site. These projects will be constructed, owned and operated by the Koch Fisher Mills L.L.C. FMI anticipates its investment in these projects will not exceed $10 million. FMI's investment will be funded through existing lines of credit and is expected to be repaid from cash flow from the projects. In addition to the direct investment by FMI, the Company may guarantee FMI's proportionate share (50%) of up to $10 million of industrial revenue bonds which will provide a portion of the projects' funding.

                     RISKS ASSOCIATED WITH FOOD PRODUCTION

     The food manufacturing and distribution industry is subject to varying degrees of risk. Food production is a heavily regulated industry, and federal laws or regulations promulgated by the Food and Drug Administration, or agencies having jurisdiction at the state level, could adversely effect FMI's revenues and results of operations. Certain risks are associated with the production and sale of food products. Food producers can be liable for damages if contaminated food causes injury to consumers. Although flour is not a highly perishable product, FMI is subject to some risk as a result of its need for timely and efficient transportation of its flour. Costs associated with compliance with environmental laws can adversely affect profitability, although FMI's historical and currently anticipated costs of compliance have not had, and are not expected to have in the forseeable future, a material effect on the capital expenditures, earnings or competitive postion of FMI. In addition, the amount of wheat available for milling, and consequently the price of wheat, is affected by weather and growing conditions.


                               REVENUES BY CLASS

       FMI's revenue by product class is summarized as follows:

                                  1994       1995       1996
                                        (In thousands)
FLOUR                            $50,122   $ 61,535   $ 75,319
MILLFEED                           7,595      7,828     11,428
FOOD DISTRIBUTION AND OTHER       35,560     42,997     48,950
                                 -------   --------   --------
                                 $93,277   $112,360   $135,697

                            REAL ESTATE OPERATIONS
                            ----------------------

                                 INTRODUCTION

     FPI, a wholly owned subsidiary of the Company, is a proprietary real estate company engaged in the acquisition, development, ownership and management of a diversified portfolio of real estate properties, principally located in the Seattle, Washington metropolitan area. The real estate development and acquisition activities currently conducted by FPI were initiated prior to 1971, at which time various real estate interests were consolidated into FPI, in the Fisher Companies Inc. reorganization. (See "Real Estate Operations - Business"). FPI had 31 employees as of January 1, 1997.

     As of December 31, 1996, FPI's portfolio of real estate assets included 24 commercial and industrial buildings containing over 1.1 million square feet of leaseable space with approximately 160 tenants, a 201 slip marina, and more than 320 acres of unimproved residential land held for development. FPI's most recent development is the 185,000 square foot West Lake Union Center located adjacent to Lake Union, in Seattle, Washington. The ten-story office building was completed in 1994 and achieved 99% occupancy in 1996. FPI's real estate assets also include interests in two partnerships. The largest such partnership is Fisher Business Center, a 195,000 square foot, two-building, office complex located in Lynnwood, Washington. FPI owns 95% of the Fisher Business Center; the remaining 5% interest is owned by Mr. William W.

Krippaehne, President of the Company. (See "Item 7 - Certain Relationships and Related Transactions").

     FPI estimates that the total fair market value of FPI's real estate holdings was approximately $120 million as of December 31, 1996, including FPI's partnership interests and excluding any related liabilities and potential liquidation costs. Although the foregoing fair market value estimate is based on information and assumptions considered to be adequate and reasonable by FPI, such estimate requires significant subjective judgments to be made by FPI. Such estimate is not based on technical appraisals and will change from time to time, and could change materially, as economic and market factors change, and as management evaluates those and other factors.

     FPI's owned real estate is managed, leased, and operated by FPI. More than half of FPI's employees are engaged in activities related to service of FPI's existing buildings and their tenants. FPI does not manage properties for third-party owners, nor does it anticipate doing so in the future.

                                   BUSINESS

     FPI focuses on reducing debt, enhancing the revenue stream of FPI's existing properties, and acquiring or developing selected strategic properties. The cash flow from real estate operations is used entirely to pay real estate debt, maintain properties and otherwise finance real estate operations. As stated in Note 10 to the Consolidated Financial Statements included in this Form 10, the income from operations reported for the real estate segment excludes interest expense. When interest expense is taken into account, real estate operations have historically had negative income or nominal profit, including negative income in 1994 and 1995. FPI also would have incurred a loss in 1996, except for gain from the sale of real property. The majority of FPI's existing operating properties were developed by FPI. FPI anticipates that most future acquisition and development activities will be located near existing facilities to promote business efficiencies. FPI believes that, by developing, owning, and managing a diverse portfolio of properties in a relatively small geographic area, it can better control the overall character of FPI's developments.

                    DEVELOPMENT AND ACQUISITION ACTIVITIES

     FPI plans to increase its ownership of industrial and office properties in the Seattle area. FPI intends to be significantly involved in planning and development of contemplated new studio space and corporate offices for Fisher Broadcasting and others on a block of land owned partially by Fisher Broadcasting and partially by FPI at Fourth Avenue and Denny Street in Seattle, if current preliminary plans result in a decision to proceed with the project (see "Broadcasting Operations - KOMO TV").

     From time to time, FPI may consider selling a property when it reaches a certain maturity, no longer fits FPI's investment goals, or is under threat of condemnation. FPI has no current plans to sell any of its properties.

                             OPERATING PROPERTIES

     FPI's portfolio of operating properties are classified into three business categories: (i) marina properties; (ii) office; and (iii) warehouse and industrial. Note 4 to the Consolidated Financial Statements sets forth the minimum future rentals from leases in effect as of December 31, 1996 with respect to FPI's properties. The following table includes FPI's significant properties:



                                  OWNERSHIP          FPI'S         YEAR        LAND AREA           RENTABLE              % LEASED
      NAME AND LOCATION            INTEREST        INTEREST      DEVELOPED       (ACRES)             SPACE)              12/31/96
      -----------------            --------        --------      ---------       -------             ------              --------
MARINA
Marina Mart Moorings             Fee & Leased        100%          1939          5.01 Fee &         201 Slips                 98%
Seattle, WA                                                         to           2.78 Leased
                                                                   1987
OFFICE
West Lake Union Center                Fee            100%          1994             1.24            185,000 SF                99%
Seattle, WA                                                                                          487 car
                                                                                                      garage
I-90 Building                         Fee            100%        Renovated           .34            28,265 SF                 93%
Seattle, WA                                                        1990                           22 car garage

Fisher Business Center                Fee             95%          1986             9.75            195,000 SF                86%
Lynnwood, WA                                                                                       Parking for
                                                                                                     733 cars
Marina Mart                           Fee            100%        Renovated            *             18,950 SF                100%
Seattle, WA                                                        1993

Latitude 47 Restaurant                Fee            100%        Renovated            *             15,470 SF                100%
Seattle, WA                                                        1987

1530 Building                         Fee            100%        Renovated            *             10,160 SF                 97%
Seattle, WA                                                        1985

INDUSTRIAL
Fisher Industrial Park                Fee            100%        1982 and          22.08            398,600 SF               100%
Kent, WA                                                           1992

Fisher Commerce Center                Fee            100%           NA             10.21            171,400 SF                96%
Seattle, WA

Fisher Industrial Center              Fee            100%      Redeveloped          3.3             80,475 SF                 96%
Seattle, WA                                                        1980

Pacific North Equipment Co.           Fee            100%           NA              5.5             38,000 SF                100%
Kent, WA

------------------
*  Undivided land portion of Marina.

     In addition to the above listed properties, FPI owns a 2.6 acre parking lot that serves Fisher Mills Inc. in Seattle, a one acre parking lot that serves Fisher Broadcasting in Seattle, 320 acres of unimproved residential property in Marysville, Washington, held for future development, and a small residential property in Seattle. FPI does not currently intend to acquire other parking or residential properties.

     West Lake Union Center, Fisher Business Center, Fisher Industrial Center, Fisher Industrial Park, and Fisher Commerce Center are encumbered by liens securing non-recourse, long-term debt financing that was obtained by FPI in connection with the development or refinancing of such properties. Each of these properties produces cash flow that exceeds debt service, and in no case does such debt exceed 75% of the estimated value of the financed property. Total FPI debt is approximately 50% of the estimated value of the total owned real estate. It is FPI's objective to reduce this ratio over time with excess cash flow not needed for capital investments. FPI believes that it currently has sufficient credit and cash flow to meet its investment objectives.

                       RISKS ASSOCIATED WITH REAL ESTATE

     The development, ownership and operation of real property is subject to varying degrees of risk. FPI's revenue, operating income and the value of its properties may be adversely affected by the general economic climate, the local economic climate and local real estate conditions, including the perceptions of prospective tenants of attractiveness of the properties and the availability of space in other competing properties; FPI's ability to provide adequate management, maintenance and insurance; the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise; and increased operating costs. One of FPI's properties is leased to, and occupied by, a single tenant, and several properties are leased to, and occupied by, single tenants which occupy substantial portions of such properties. Real estate income and values may also be adversely affected by such factors as applicable laws and regulations, including tax and environmental laws, interest rate levels and the availability of financing.

     FPI carries comprehensive liability, fire, extended coverage and rent loss insurance with respect to its properties, with policy specifications and insured limits customary for similar properties. There are, however, certain types of losses that may be either uninsurable or not economically insurable. If an uninsured loss occurs with respect to a property, FPI could lose both its invested capital in and anticipated profits from such property.

                        INVESTMENT IN SAFECO CORPORATION

     A substantial portion of the Company's assets is represented by an investment in 3,002,376 shares of the common stock of SAFECO Corporation, an insurance and financial services corporation ("SAFECO"). The Company has been a stockholder of SAFECO since 1923. At December 31, 1996, the Company's investment constituted 2.4% of the outstanding common stock of SAFECO. The market value of the Company's investment in SAFECO common stock as of December 31, 1996, 1995, and 1994, was approximately $118,406,000, $103,582,000, and
$78,062,000, respectively, representing 30%, 29.3%, and 25.3%, respectively, of the Company's total assets as of such dates. Dividends paid with respect to the Company's SAFECO common stock constituted 11.4%, 12.1%, and 15.0% of the Company's net income for the years 1996, 1995, and 1994, respectively. As of April 15, 1997, the market value of the SAFECO common stock beneficially owned by the Company was $116,342,000. A significant decline in the market price of SAFECO common stock or a significant reduction in the amount of SAFECO's periodic dividends could have a material adverse effect on the financial condition or results of operation of the Company. The Company has no present intention of disposing of its SAFECO common stock or its other marketable securities, although such securities are classified as investments available for sale under applicable accounting standards (see "Notes to Consolidated Financial Statements; Note 1: Operations and Accounting Policies: Marketable Securities"). Mr. William

W. Krippaehne, Jr., President, CEO, and a Director of the Company, is a Director of SAFECO. SAFECO's common stock is registered under the Securities Exchange Act of 1934, as amended, and further information concerning SAFECO may be obtained from reports and other information filed by SAFECO with the Securities and Exchange Commission (the "Commission"). SAFECO common stock trades on The NASDAQ Stock Market under the symbol "SAFC".

ITEM 2 -  FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

     The following financial data of the Company are derived from the Company's historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related footnotes contained elsewhere in this Registration Statement.

SELECTED FINANCIAL DATA
                                                            YEAR ENDED DECEMBER 31,
                                               1992        1993       1994       1995       1996
                                             ---------   --------   --------   --------   ---------
                                                (All amounts in thousands except per share data)
Sales and other revenue
  Broadcasting                                $ 70,763   $ 73,291   $ 87,112   $101,192   $111,967
  Milling                                       88,696     94,490     93,277    112,360    135,697
  Real estate                                    5,944      6,462      8,659     10,941     13,556
  Corporate and other, primarily
    dividends and interest income (1)            2,843      3,232      3,460      4,087      4,000
                                              --------   --------   --------   --------   --------
                                              $168,246   $177,475   $192,508   $228,580   $265,220
                                              ========   ========   ========   ========   ========

Operating income
  Broadcasting                                $ 12,905   $ 15,947   $ 26,066   $ 31,518   $ 34,025
  Milling                                          577        737      1,078      2,907      3,410
  Real estate                                    1,388      1,476      2,199      3,267      5,749
  Corporate and other                              958      1,852      2,236      2,152      1,948
                                              --------   --------   --------   --------   --------

                                              $ 15,828   $ 20,012   $ 31,579   $ 39,844   $ 45,132
                                              ========   ========   ========   ========   ========

    Income before effect of a change
      in accounting method                    $  9,621   $ 12,343   $ 18,152   $ 22,683   $ 26,086

    Cumulative effect of a change in
      method of accounting for
      postretirement benefits (2)                                     (1,305)
                                              --------   --------   --------   --------   --------

    Net income                                $  9,621   $ 12,343   $ 16,847   $ 22,683   $ 26,086
                                              ========   ========   ========   ========   ========

    Per common share data (3)

       Income before effect of a
         change in accounting method          $   2.26   $   2.89   $   4.26   $   5.32   $   6.12

       Cumulative effect of a change in
         method of accounting for
         postretirement benefits (2)                                   (0.31)
                                              --------   --------   --------   --------   --------

       Net income                             $   2.26   $   2.89   $   3.95   $   5.32   $   6.12
                                              ========   ========   ========   ========   ========

       Cash dividends declared (4)            $   1.26   $   1.26   $   1.34   $   1.52   $   3.68
                                              ========   ========   ========   ========   ========


                                                  DECEMBER 31,
                                1992       1993       1994       1995       1996
                              --------   --------   --------   --------   --------
Working capital               $ 44,787   $ 48,989   $ 47,227   $ 49,744   $ 42,421
Total assets (5)               179,851    211,000    308,072    353,035    394,149
Total debt                      46,714     67,563     75,859     71,869     74,971
Stockholders' equity (5)       101,071    107,996    170,751    203,681    232,129

(1) Included in this amount are dividends received from the Company's investment in SAFECO Corporation common stock amounting to $2,342 in 1992, $2,582 in 1993, $2,822 in 1994, $3,062 in 1995 and $3,333 in 1996.

(2) In 1994, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), which requires that the cost of health care and life insurance benefits provided to certain retired employees be accrued during the years that employees render service. Health care and life insurance benefits are provided to all non-broadcasting employees. The Company elected to immediately recognize the accumulated benefit obligation, measured as of December 31, 1993. Accordingly, the $2,012 cumulative effect of this change in accounting method on years prior to 1994 ($1,305 after income tax effects) is deducted from the results of operations for 1994.

(3) 1994 and prior per-share amounts have been restated for a four-for-one stock split that was effective May 15, 1995.

(4) 1992 through 1995 amounts were declared and paid. 1996 includes $1.96 per share declared for payment in 1997.

(5) In the first quarter of 1994, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (FAS
     115), which requires investments in equity securities, be designated as either trading or available-for-sale. While the Company has no present intention to dispose of its investments in marketable securities, it has classified its investments as available-for-sale and, beginning in 1994, those investments are reported at fair market value. Accordingly, total assets include unrealized gain on marketable securities as follows:
     December 31, 1994 - $79,531; December 31, 1995 - $105,401; December 31,
     1996 - $120,468. Stockholders' equity includes unrealized gain on marketable securities, net of deferred income tax, as follows: December 31, 1994 - $51,695; December 31, 1995 - $68,510; December 31, 1996 -
     $78,304.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL POSITION AND RESULTS OF OPERATIONS


CONSOLIDATED RESULTS OF OPERATIONS

Year ended December 31, 1996 compared to year ended December 31, 1995
---------------------------------------------------------------------

          Sales and other revenue in 1996 increased by $36,640,000 or 16.0% to $265,220,000 from $228,580,000 in 1995. Broadcasting, milling, and real estate operations had increases in sales and other revenue of 10.6%, 20.8%, and 23.9%, respectively.

          Cost of products and services sold in 1996 increased by $25,138,000 or 17.4% to $170,016,000 from $144,878,000 in 1995. The increase resulted primarily from increased costs to acquire and produce broadcasting programming and from historically high wheat prices. As a percentage of sales and other revenue, cost of products and services sold was 64.1% and 63.4% in 1996 and 1995, respectively. The increase in the cost of products and services sold as a percentage of sales and other revenue was due to lower margins at recently acquired radio stations which operate in smaller markets and have a lower return than larger market radio stations.

          Selling expenses in 1996 increased by $3,071,000 or 22.1% to $16,941,000 from $13,870,000 in 1995. The increase is the result of increased sales by broadcasting and milling operations and additional selling expenses incurred at recently acquired radio stations. As a percentage of sales and other revenue, selling expenses were 6.4% and 6.1% in 1996 and 1995, respectively.

          General and administrative expenses in 1996 increased by $3,143,000 or 10.5% to $33,131,000 from $29,988,000 in 1995. The increase relates primarily to general and administrative expenses at recently acquired radio stations and the Rancho Cucamonga food distribution center which operated for the entire year compared to seven months in 1995. As a percentage of sales and other revenue, general and administrative expenses were 12.5% and 13.1% in 1996 and 1995, respectively.

          Interest expense increased in 1996 by $391,000 or 7.4% to $5,671,000 from $5,280,000 in 1995. The increase in interest expense is due to higher average long-term debt balances outstanding during 1996 compared to 1995. Additionally, the average interest rate during 1996 and 1995 was 7.7% and 7.1%, respectively, which further impacted the effect of the increase in average long-term debt outstanding on interest expense.

          Provision for federal and state income taxes in 1996 increased by $1,494,000 or 12.6% to $13,375,000 from $11,881,000 in 1995. For 1996 and 1995, the Company's effective tax rate was 33.9% and 34.4%, respectively. The decrease in the effective tax rate in 1996 was due to increased dividend income for which a dividends received deduction is available.

Year ended December 31, 1995 compared to year ended December 31, 1994
---------------------------------------------------------------------

          Sales and other revenue in 1995 increased by $36,072,000 or 18.7% to $228,580,000 from $192,508,000 in 1994. Broadcasting, milling, and real estate operations had increases in sales and other revenue of 16.2%, 20.5%, and 26.4%, respectively.

          Cost of products and services sold in 1995 increased by $20,395,000 or 16.4% to $144,878,000 from $124,483,000 in 1994. The increase is primarily related to growth at recently acquired radio stations and food distribution operations, increased costs to acquire and produce broadcasting programming, and historically high wheat prices. As a percentage of sales and other revenue, costs of products and services sold was 63.4% and 64.7% in 1995 and 1994, respectively. The decrease in costs of products and services sold as a percentage of net revenue is due, in part, to increased margins at KVI-AM and KPLZ-FM, which had improved ratings in 1995. These stations were included in broadcasting operations for the entire year of 1995 compared to only seven months in 1994.

          Selling expenses in 1995 increased by $2,854,000 or 25.9% to $13,870,000 from $11,016,000 in 1994. The increase in selling expenses is due principally to the growth at acquired and existing radio stations and at the Rancho Cucamonga food distribution center. As a percentage of sales and other revenue, selling expenses were 6.1% and 5.7% in 1995 and 1994, respectively.

          General and administrative expenses in 1995 increased by $4,558,000 or 17.9% to $29,988,000 from $25,430,000 in 1994. The increase is primarily due to general and administrative expenses at recently acquired and existing radio stations and at the Rancho Cucamonga food distribution center. As a percentage of sales and other revenue, general and administrative expenses were 13.1% and 13.2% in 1995 and 1994, respectively.

          Interest expense increased in 1995 by $1,275,000 or 31.8% to $5,280,000 from $4,005,000 in 1994. The increase in interest expense is due to the Company incurring higher average interest rates. The average interest rate on the Company's long-term debt during 1995 and 1994 was 7.1% and 5.6%, respectively.

          Provision for federal and state income taxes in 1995 increased by $2,459,000 or 26.1% to $11,881,000 from $9,422,000 in 1995. For 1995 and 1994, the Company's effective tax rate was 34.4% and 34.2%, respectively.

Year ended December 31, 1994 compared to year ended December 31, 1993
---------------------------------------------------------------------

          Sales and other revenue in 1994 increased by $15,033,000 or 8.5% to $192,508,000 from $177,475,000 in 1993. Sales and other revenue increased at broadcasting and real estate operations by 17.9% and 33.8%, respectively, while milling operations had a decrease in sales and other revenue of 1.4%.

          Cost of products and services sold in 1994 decreased by $3,346,000 or 2.6% to $124,483,000 from $127,829,000 in 1993. The decrease is primarily related to lower milling revenue and expiration and renegotiation of certain television and radio broadcasting rights contracts. As a percentage of sales and other net revenue, cost of products and services sold was 64.7% and 72.0% in 1994 and 1993, respectively. The decrease in costs of products and services sold as a percentage of net revenue is primarily due to lower costs at the broadcasting operations and improvements in the gross margin percentage at the milling operations.

          Selling expenses in 1994 increased by $1,762,000 or 19.0% to $11,016,000 from $9,254,000 in 1993. The increase in selling expenses is due to acquisition of KVI-AM and KPLZ-FM in May 1994 and additional selling expenses at existing broadcasting operations, a function of increasing revenue. As a percentage of sales and other revenue, selling expenses were 5.7% and 5.2% in 1994 and 1993, respectively.

          General and administrative expenses in 1994 increased by $3,736,000 or 17.2% to $25,430,000 from $21,694,000 in 1993. The increase is largely attributed to general and administrative expenses at KVI-AM and KPLZ-FM which were acquired in May 1994, a non-recurring charge of $1,200,000 for restructuring broadcasting operations, and adoption of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106) which requires that the cost of health care and life insurance benefits provided to certain retired employees be accrued during the years that employees render service. As a percentage of sales and other revenue, general and administrative expenses were 13.2% and 12.2% in 1994 and 1993, respectively. The increase in general and administrative expenses as a percentage of sales and other revenue was due to the non-recurring restructuring charge and the adoption of FAS 106.

          Interest expense increased in 1994 by $2,166,000 or 117.8% to $4,005,000 from $1,839,000 in 1993. The increase in interest expense is due to increased long-term debt balances resulting from debt financing of the West Lake Union Center project which opened in March 1994 and higher average interest rates. The average interest rate on the Company's long-term debt during 1994 and 1993 was 5.6% and 3.2%, respectively.

          Provision for federal and state income taxes in 1994 increased by $3,592,000 or 61.6% to $9,422,000 from $5,830,000 in 1993. For 1994 and 1993, the Company's effective tax rate was 34.2% and 32.1%, respectively. The lower effective tax rate in 1993 was primarily due to a rehabilitation tax credit received related to restoration activities by real estate operations at the Marina Mart Building.

BROADCASTING OPERATIONS

Year ended December 31, 1996 compared to year ended December 31, 1995
---------------------------------------------------------------------

          Broadcasting revenue in 1996 increased by $10,775,000 or 10.6% to $111,967,000 from $101,192,000 in 1995. The increase in broadcasting revenue is, in part, due to the revenue earned at KWJJ-AM/FM and four radio stations in eastern Washington and Montana which were acquired during 1996. These stations contributed net revenue of approximately $4,600,000 in 1996. Additionally, revenue at the two television stations increased by $3,968,000 primarily due to growth in local advertising sales and to additional political and advocacy advertising during the 1996 campaign year. The remaining increase in revenue is attributed to the full year of operations in 1996 of the twelve radio stations acquired in March 1995.

          Operating income in 1996 increased by $2,507,000 or 8.0% to $34,025,000 from $31,518,000 in 1995. As a percentage of broadcasting revenue, operating income was 30.4% and 31.1% in 1996 and 1995, respectively. Broadcasting operating expenses outpaced the growth in broadcasting revenue primarily due to the operation of recently acquired radio stations in eastern Washington and Montana. These stations have a lower return on revenue than stations in larger markets because advertising time is sold for lower rates while operating expenses are somewhat comparable to radio stations in larger markets.

Year ended December 31, 1995 compared to year ended December 31, 1994
---------------------------------------------------------------------

          Broadcasting revenue in 1995 increased by $14,080,000 or 16.2% to $101,192,000 from $87,112,000 in 1994. The increase in broadcasting revenue is, in part, due to a full year of operations of KVI-AM and KPLZ-FM in 1995, compared to seven months of operations in 1994, as well as improved audience ratings for those stations during 1995. Revenue from KVI-AM and KPLZ-FM in 1995 increased $5,206,000 over 1994. Revenue from the twelve radio stations acquired in March 1995 totaled $4,960,000. Additionally, television revenue grew 3.9%. This increase was due in part to an increase in the stations' share of national advertising revenue at a time when the local advertising markets experienced little growth.

          Operating income in 1995 increased by $5,452,000 or 20.9% to $31,518,000 from $26,066,000 in 1994. As a percentage of broadcasting revenue, operating income was 31.1% and 29.9% in 1995 and 1994, respectively. The increase in operating income exceeded the growth in broadcasting revenue due to the ability of broadcasting operations to leverage its selling, general and administrative expenses for its Seattle radio stations (KOMO-AM, KVI-AM and KPLZ-FM) and improved ratings performance of KVI-AM and KPLZ-FM.

Year ended December 31, 1994 compared to year ended December 31, 1993
---------------------------------------------------------------------

          Broadcasting revenue in 1994 increased by $13,821,000 or 18.9% to $87,112,000 from $73,291,000 in 1993. The increase in broadcasting revenue is, in part, due to revenue earned by radio stations KVI-AM and KPLZ-FM which were acquired in May 1994. These stations contributed $6,400,000 to broadcasting revenue in 1994. Revenue from television operations increased $8,596,000 as a result of increased demand for advertising spots which increased advertising rates. The increases in revenue were partially offset by a decline in KOMO-AM radio revenue attributed to lower ratings.

          Operating income in 1994 increased by $10,119,000 or 63.5% to $26,066,000 from $15,947,000 in 1993. As a percentage of broadcasting revenue, operating income was 30.0% and 21.6% in 1994 and 1993, respectively. The increase in operating income resulted from the expiration of certain television broadcasting contracts and renegotiation of the contract for rights to broadcast University of Washington Husky sports on KOMO-AM which resulted in lower operating expenses. Additionally, an improved local economy caused greater demand for advertising time which increased broadcasting revenue without significant sales and administrative expenditures.

MILLING OPERATIONS

Year ended December 31, 1996 compared to year ended December 31, 1995
---------------------------------------------------------------------

          Revenue from the milling subsidiary in 1996 increased by $23,337,000 or 20.8% to $135,697,000 from $112,360,000 in 1995. The increase in revenue is primarily due to increased sales prices for flour which resulted from historically high wheat prices and from increased sales volume in both the milling and food distribution divisions. Flour sales volume increased 6.2% in 1996. Revenue from the food distribution division increased $7,908,000 due largely to a full year of operations of the Rancho Cucamonga food distribution operation in 1996 compared to seven months activity in 1995.

          Operating income in 1996 increased by $503,000 or 17.3% to $3,410,000 from $2,907,000 in 1995. As a percentage of milling revenue, operating income was 2.5% and 2.6% in 1996 and 1995, respectively. The consistency of operating income as a percentage of milling revenue was due to similar gross margin percentage in 1996 and 1995 and the milling operations ability to leverage its operating expenses during a period of increased sales volumes.

Year ended December 31, 1995 compared to year ended December 31, 1994
---------------------------------------------------------------------

          Revenue from the milling subsidiary in 1995 increased by $19,083,000, or 20.5% to $112,360,000 from $93,277,000 in 1994. The increase in milling revenue was primarily due to increased sales prices for flour which were driven by higher wheat prices and increased sales volume at both the milling and food distribution divisions. Flour sales volume increased 7.9% in 1995. Revenue from the food distribution division increased $6,824,000 primarily as a result additional sales at the Rancho Cucamonga food distribution operation which was acquired in June of 1995.

          Operating income in 1995 increased by $1,829,000 or 169.7% to $2,907,000 from $1,078,000 in 1994. As a percentage of milling revenue, operating income was 2.6% and 1.2% in 1995 and 1994, respectively. The increase in operating income and operating income as a percentage of milling revenue was due to improved gross margin percentage particularly in the food distribution division. Gross margin for the food distribution division increased to 14.3% in 1995 from 12.4% in 1994, as a result of emphasis to increase sales to higher margin bakery customers.

Year ended December 31, 1994 compared to year ended December 31, 1993
---------------------------------------------------------------------

          Revenue from the milling subsidiary in 1994 decreased $1,213,000 or 1.3% to $93,277,000 from $94,490,000 in 1993. The decrease in milling revenue resulted from a decrease in sales volume of 3.4% as the milling division discontinued sales to certain low-margin bulk flour accounts. The decrease in sales volume was partially offset by higher flour prices.

          Operating income in 1994 increased by $341,000 or 46.3% to $1,078,000 from $737,000 in 1993. As a percentage of milling revenue, operating income was 1.2% and 0.8% in 1994 and 1993, respectively. The increase in operating income and operating income as a percentage of milling revenue was the result of an improvement in gross margin percentage of 2.8% to 11.8% in 1994 compared to 9.0% in 1993.

REAL ESTATE OPERATIONS

Year ended December 31, 1996 compared to year ended December 31, 1995
---------------------------------------------------------------------

          Real estate revenue in 1996 increased by $2,615,000 or 23.9% to $13,556,000 from $10,941,000 in 1995. The increase in real estate revenue is primarily due to a gain of $2,300,000 on the sale of property which was sold under the threat of condemnation. Real estate revenue also increased due to higher average occupancy levels which were 95.3% and 93.7% in 1996 and 1995, respectively.

          Operating income in 1996 increased by $2,482,000 or 76.0% to $5,749,000 from $3,267,000 in 1995. As a percentage of real estate revenue, operating income was 42.4% and 29.9% in 1996 and 1995, respectively. The increase in operating income is primarily due to a gain of $2,300,000 on the sale of property.

Year ended December 31, 1995 compared to year ended December 31, 1994
---------------------------------------------------------------------

          Real estate revenue in 1995 increased by $2,282,000 or 26.4% to $10,941,000 from $8,659,000 in 1994. The increase in real estate revenue is primarily due to higher occupancy rates and to rental income from the West Lake Union Center project which was in operation for the entire year compared to ten months of 1994. Average occupancy levels in 1995 and 1994 were 93.7% and 86.9%, respectively.

          Operating income in 1995 increased by $1,068,000 or 48.6% to $3,267,000 from $2,199,000 in 1994. As a percentage of revenue, operating income was 29.9% and 25.4% in 1995 and 1994, respectively. The increase in operating income is primarily due to higher occupancy rates which increased revenue but did not require significant additional operating expenses.

Year ended December 31, 1994 compared to year ended December 31, 1993
---------------------------------------------------------------------

          Real estate revenue in 1994 increased by $2,197,000 or 34.0% to $8,659,000 from $6,462,000 in 1993. The increase in real estate revenue was, in part, due to rental income from the West Lake Union Center project which opened in March 1994 and was 77% occupied by year end. Additionally, real estate revenue increased as average occupancy levels increased to 86.9% in 1994 compared to 85.6% in 1993.

          Operating income in 1994 increased by $723,000 or 49.0% to $2,199,000 from $1,476,000 in 1993. As a percentage of real estate revenue, operating income was 25.4% and 22.8% in 1994 and 1993, respectively. The increase in operating income is due to higher occupancy rates which increased revenue but did not require significant additional operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

          As of December 31, 1996, the Company had working capital of $42,421,000 and cash and short-term cash investments totaling $5,116,000. The Company intends to finance working capital, debt service, capital expenditures, and dividend requirements primarily through operating activities. However, the Company will consider using available lines-of-credit to fund acquisition activities and significant real estate project development activities. See Note 5 of the "Notes to Consolidated Financial Statements" for information regarding amounts available to the Company under its lines of credit, applicable maturity dates and interest rates.

          Net cash provided by operating activities was $32,511,000 for the year ended December 31, 1996. Net cash provided by operating activities consists of the Company's net income, increased by non-cash expenses such as depreciation and amortization, and adjusted by changes in components of working capital. Net cash used in investing activities was $42,554,000 for the year ended December 31, 1996. The principle use of cash in investing activities was $36,684,000 for acquisition of the assets of KWJJ-AM/FM and four radio stations in eastern Washington and Montana, and $8,730,000 to purchase property, plant and equipment used in operations. Net cash used by financing activities was $4,330,000 for the year ended December 31, 1996. Cash for financing activities was provided by borrowing under a mortgage loan agreement in the amount of $27,000,000 and $17,000,000 under a line of credit. Proceeds from the mortgage loan were used to repay construction period financing for the West Lake Union Center project. Proceeds from the line of credit were used as partial payment to acquire the assets of KWJJ-AM/FM. In addition, during 1996 the Company repaid $5,000,000 on the line of credit and retired other debt amounting to $4,200,000. Cash paid for dividends to stockholders totaled $7,432,000 or $1.72 per common share.

ITEM 3 -  DESCRIPTION OF PROPERTIES.

     Fisher Broadcasting's television stations operate from offices and studios owned by Fisher Broadcasting and located in Seattle, Washington and Portland, Oregon. Television transmitting facilities and towers are also owned by Fisher Broadcasting. Radio studios are generally located in leased space. Radio transmitting facilities and towers are owned by Fisher Broadcasting, except KWJJ-FM and the stations operated by Sunbrook, where such facilities are situated on leased land.

     The Seattle flour mill and food distribution facility operate from FMI-owned facilities in Seattle, Washington. The compact flour mill and food distribution facilities located in Portland, Oregon, are owned by FMI. In California, FMI's food distribution activities and compact flour mill operate from leased facilities in Rancho Cucamonga and Modesto, respectively.

     Property operated by the Company's real estate subsidiary, FPI, is described under "Real Estate Operations - Operating Properties." Real estate projects that are subject to non-recourse mortgage loans are West Lake Union Center, Fisher Business Center, Fisher Industrial Center, Fisher Industrial Park, and Fisher Commerce Center.

     The Company believes that the properties owned or leased by its operating subsidiaries are generally in good condition and well maintained, and are adequate for present operations.

ITEM 4 -  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     Principal Stockholders. The following table sets forth information as of April 15, 1997, with respect to the shares of the common stock, $2.50 par value of the Company ("Company Common Stock") beneficially owned by (i) each person known by the Company to own beneficially more than 5% of Company Common Stock,
(ii) each director of the Company, (iii) the five most highly compensated executive officers of the Company (including certain executive officers of subsidiaries of the Company - see "Executive Compensation"), and (iv) all directors and executive officers of the Company as a group. The number of shares beneficially owned by each stockholder, director or executive officer is determined according to rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the "beneficial owners" of the same shares. Except as noted below, each holder has sole voting and investment power with respect to shares of Company Common Stock listed as owned by such person or entity. When a person is a "co-trustee" or one of a number of directors of a corporation that owns shares of the Company's Common Stock, he or she has shared voting and investment power.

                                        NUMBER OF           PERCENTAGE OF
          NAME AND ADDRESS              SHARES OF            OUTSTANDING
        OF BENEFICIAL OWNER            COMMON STOCK          COMMON STOCK
        -------------------            ------------          ------------
BANK OF AMERICA NT & SA/(1)/........     779,502                18.3%
P.O. Box 34260
Seattle, WA 98124-1260

TRUSTEES OF THE D. R. FISHER
  TRUST UW OF D. R.
  FISHER/(2)/.......................     238,504                 5.6%
P.O. Box 98549
Des Moines, WA  98198

O. D. FISHER
  INVESTMENT CO./(3)/...............     232,816                 5.5%
1525 One Union Square
Seattle, WA 98101

LULA FISHER WARREN
  TRUST/(4)/........................     240,184                 5.6%
The Bank of California
P.O. Box 3123
Seattle, WA 98114

                                        NUMBER OF          PERCENTAGE OF
         NAME OF DIRECTOR/              SHARES OF           OUTSTANDING
         EXECUTIVE OFFICER             COMMON STOCK         COMMON STOCK
         -----------------             ------------         ------------
Robin E. Campbell/(5)/..............      460,780              10.8%
James W. Cannon.....................            0                 *
Phelps K. Fisher/(6)/...............      134,471               3.2%
William O. Fisher/(7)/..............      240,704               5.6%
Carol H. Fratt/(8)/.................          300                 *
Donald G. Graham, Jr./(9)/..........      484,144              11.3%
Donald G. Graham, III/(10)/.........      240,016               5.6%
William W. Krippaehne, Jr./(11)/....        2,938                 *
John D. Mangels.....................          400                 *
Jean F. McTavish/(12)/..............       35,400                 *
Jacklyn F. Meurk/(13)/..............       45,516               1.1%
W. W. Warren/(14)/..................      412,576               9.7%
W. W. Warren, Jr./(15)/.............          465                 *
George D. Fisher/(16)/..............      357,368               8.4%
Patrick M. Scott/(17)/..............        4,305                 *
Terry L. Barrans/(18)/..............          815                 *
Mark A. Weed/(19)/..................        1,000                 *
David D. Hillard/(20)/..............          205                 *
Directors and Executive Officers
as a Group (18 Persons)/(21)(22)/...    1,717,267              40.2%

------------------
*  Represents holdings of less than 1%.

(1) Bank of America National Trust and Savings Association, as a fiduciary, possesses sole voting power as to 510,678 shares of Company Common Stock, sole investment power as to 665,674 shares of Company Common Stock, and shared investment power as to 35,280 shares of Company Common Stock under a number of wills, trusts and agency arrangements.

(2) Three trustees of the D.R. Fisher Trust share voting and investment power as to the 238,504 shares held by such trust. The shares held by the D.R. Fisher Trust are also reported as beneficially owned by two of such trustees, Messrs. William O. Fisher and George D. Fisher.

(3) Mr. Donald G. Graham, Jr., President, director and a 14.40% shareholder of the O.D. Fisher Investment Company ("ODFICO"), has sole voting power with respect to the shares of Company Common Stock owned by ODFICO. Ms. Robin Campbell is Chairman of the Board of Directors of ODFICO, and a 4.96% shareholder thereof; Mr. Donald G. Graham, III is Vice President, a director, and a 3.86% shareholder of ODFICO. The 232,816 shares owned by ODFICO are also reported as beneficially owned by Ms. Campbell and Messrs. Donald G. Graham, Jr. and Donald G. Graham, III.

(4) The 240,184 shares held by the Lula Fisher Warren Trust are also reported in this table as beneficially owned by Mr. W. W. Warren, who shares voting and investment power as one of several trustees of such trust.

(5) Ms. Campbell owns 114,144 shares. In addition, she shares voting power, as co-trustee, as to 7,040 shares held by Trust A Under the Will of Peggy Locke Newman and 106,780 shares held by Trust B Under the Will of Peggy Locke Newman. Additionally, Ms. Campbell shares investment power as to the 232,816 shares held by the O.D. Fisher Investment Company (see footnote
     (3)).

(6) Mr. Phelps K. Fisher owns 41,517 shares. In addition, he has sole voting power and shared investment power as to 67,436 shares owned by K.R. Fisher Investment Company, and has sole voting power, pursuant to a power of attorney, as to 7,036 shares and 7,096 shares, respectively, owned by two of his adult sons. Mr. Fisher's wife owns 11,386 shares.

(7) Mr. William O. Fisher owns 2,200 shares. In addition, he shares voting and investment power as one of three trustees of the D.R. Fisher Trust, as to the 238,504 shares held by such trust.

(8)  Mrs. Fratt owns 100 shares, and her husband owns 200 shares.

(9) Mr. Donald G. Graham, Jr. owns 36,960 shares. In addition, he has sole voting power and shared investment power as to the 232,816 shares owned by the O.D. Fisher Investment Company. Additionally, Mr. Graham has voting power as to a total of 214,368 shares held by (i) two trusts under the will of Nellie Hughes Fisher, and (ii) two trusts under the will of O.D. Fisher.

(10) Mr. Donald G. Graham, III, owns 7,200 shares. In addition, he shares investment power as to 232,816 shares owned by the O.D. Fisher Investment Company (see footnote (3)).

(11) Mr. Krippaehne holds 228 shares in an Individual Retirement Account and owns 1,390 shares jointly with his wife. Includes 1,320 shares subject to purchase within sixty days upon the exercise of stock options.

(12) Ms. McTavish owns 120 shares. In addition, she shares voting power, as one of three trustees, as to 35,280 shares held by a trust under the will of Vivien S. Fisher. Ms. McTavish is also one of two income beneficiaries under such trust.

(13) Ms. Meurk owns 900 shares jointly with her husband. She also has sole voting power, as trustee under the will of Ethyln Gaige Fisher, as to 9,284 shares held by that trust. She is also a general partner in the Meurk Family Limited Partnership, which owns 5,720 shares, and shares voting and investment power with respect to such shares. Ms. Meurk also shares voting and investment power, as a trustee of the Revocable Living Trust of Elaine Fisher Gourlie, as to the 29,612 shares held by that trust.

(14) Mr. W. W. Warren owns 12,420 shares. In addition, he shares voting and investment power, as one of several Trustees, as to 240,184 shares owned by the Lula Fisher Warren Trust; Mr. Warren is an income beneficiary of such trust. Mr. Warren also has sole voting power and shares investment power with respect to 159,972 shares owned by Warren Investment Company, of which he is President and a Director.

(15) Mr. W. W. Warren, Jr. owns 465 shares jointly with his wife.

(16) Mr. George D. Fisher owns 2,400 shares. In addition, he shares voting and investment power as one of three trustees of the D.R. Fisher Trust, as to the 238,504 shares held by such trust. Mr. Fisher is also President and a director of the D.R. Fisher Company, which owns 116,464 shares, and has sole voting power and shares investment power with respect to such shares.

(17) Mr. Scott owns 700 shares and owns 2,465 shares jointly with his wife. Includes 1,140 shares subject to purchase within sixty days upon the exercise of stock options.

(18) Mr. Barrans owns 180 shares and owns 445 shares jointly with his wife. Includes 190 shares subject to purchase within sixty days upon exercise of stock options.

(19) Mr. Weed's beneficial ownership includes 260 shares subject to purchase within sixty days upon the exercise of stock options.

(20) Mr. Hillard owns 205 shares jointly with his wife.

(21) Includes 2,910 shares subject to purchase within sixty days by all Directors and Executive Officers as a Group.

(22) The total number of shares and percentage of outstanding Company Common Stock for the Group eliminates the duplication of any shares deemed to be beneficially owned by more than one member of the Group.

ITEM 5   -  DIRECTORS AND EXECUTIVE OFFICERS.

     The following information is provided with respect to the directors and executive officers of the Company.

                                  MANAGEMENT
                                  ----------

EXECUTIVE OFFICERS AND DIRECTORS:

NAME                                                      POSITION WITH COMPANY
----                                                      ---------------------
William W. Krippaehne, Jr./(1)/.......................    President, Chief Executive Officer,
                                                          and Director
David D. Hillard......................................    Senior Vice President, Chief Financial Officer,
                                                          and Secretary
Glen P. Christofferson................................    Vice President and Controller
Robin E. Campbell.....................................    Director
James W. Cannon /(2)/.................................    Director
George D. Fisher......................................    Director
Phelps K. Fisher /(4)/................................    Director
William O. Fisher.....................................    Director
Carol H. Fratt........................................    Director
Donald G. Graham, Jr. /(1)(2)(3)(4)/..................    Director
Donald G. Graham, III.................................    Director
John D. Mangels /(2)(3)/..............................    Director
Jean F. McTavish /(1)(3)(4)/..........................    Director
Jacklyn F. Meurk /(1)(3)(4)/..........................    Director
W. W. Warren /(1)(2)(4)/..............................    Director
W. W. Warren, Jr. /(3)/...............................    Director

-----------------------
(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee
(4) Member of the Nominating Committee

     The Company has three classes of Directors: Class 1, Class 2 and Class 3, the terms of office of which will expire, respectively, at the annual meetings of stockholders in 2000, 1998, and 1999. The term of the current Class 1 Directors, Robin E. Campbell, James W. Cannon, George D. Fisher, Phelps K. Fisher, and William O. Fisher, will expire at the 2000 Annual Meeting of the Company's stockholders. The term of the current Class 2 Directors, Carol H. Fratt, Donald G. Graham, Jr., Donald G. Graham, III, W. W. Krippaehne, Jr., and John D. Mangels, will expire at the 1998 Annual Meeting of the Company's stockholders. The term of the current Class 3 Directors, Jean F. McTavish, Jacklyn F. Meurk, W. W. Warren, and W. W. Warren, Jr., will expire at the 1999 Annual Meeting of the Company's stockholders. Successors to any Directors whose terms are expiring are elected to three year terms and hold office until their successors are elected and qualified. Executive officers of the Company are elected by the Board of Directors annually, for one-year terms, at each annual meeting of the Board of Directors of the Company.

     William W. Krippaehne, Jr., 46, is President and Chief Executive Officer of the Company, and a Director of the Company. He has served as President since April 1991, and as

Chief Executive Officer since June 1993, and as a Director since March 1982. Mr. Krippaehne also serves as a Director of Fisher Broadcasting, FPI, FMI, and SAFECO Corporation.

     David D. Hillard, 54, was elected Senior Vice President of the Company in April 1996, and has served as Chief Financial Officer and Secretary since December 1992. Prior to that, Mr. Hillard served as Assistant Treasurer of the Company, from May 1979.

     Glen P. Christofferson, 37, has been Vice President and Controller of the Company since April 1996. From December 1992 until April 1996, he served as Controller of the Company. Prior to such time, Mr. Christofferson was the Vice President-Finance of the Seattle Supersonics basketball organization.

     Robin E. Campbell, 51, has owned and operated a jewelry design and appraisal business since 1986. Ms. Campbell has served as a Director of the Company since April 1996.

     James W. Cannon, 69, is the retired Executive Vice President of SAFECO Corporation and retired President of SAFECO's Property and Casualty Insurance Companies. Mr. Cannon retired from such positions on December 31, 1992. SAFECO is engaged in insurance and financial services activities. Mr. Cannon has served as a Director of the Company since April 1993.

     George D. Fisher, 48, is Vice President and Secretary of Hunting, Fisher & Co. P.S., C.P.A.s, positions he has held since 1976. Mr. Fisher has served as a Director of the Company since December 4, 1996, when he was elected by the Board of Directors to fill the vacancy created by the death of Mr. G. O. Fisher. Mr. Fisher is the brother of Mr. William O. Fisher.

     Phelps K. Fisher, 62, is the Executive Vice President - Marketing of Fisher Broadcasting, a position he has held since May 1993. Prior to such time, Mr. Fisher served as Vice President and Director of Marketing of Fisher Broadcasting. Mr. Fisher has served as a Director of the Company since March 1979. Mr. Fisher also serves as a Director of Fisher Broadcasting, FPI and FMI.

     William O. Fisher, 46, is a partner in the law firm of Pillsbury, Madison & Sutro LLP, a position he has held since 1987. Mr. Fisher has served as a Director of the Company since April 1993. Mr. Fisher is the brother of Mr. George D. Fisher.

     Carol H. Fratt, 52, is a landscape designer. Since 1989, she has owned and operated a landscape design business. Ms. Fratt has served as a Director of the Company since April 1993. Ms. Fratt is the niece of Ms. Jean McTavish.

     Donald G. Graham, Jr., 73, has served as Chairman of the Board of Directors of the Company since June 1993. Mr. Graham was President and Chief Executive Officer of the Company from January 1974 to April 1991, and served as Chairman and Chief Executive Officer of the Company from April 1991 to May 1993. Mr. Graham has been a Director of the Company since May 1972. Mr. Graham also serves as a Director of Fisher Broadcasting, FPI and FMI. Mr. Graham is the father of Donald G. Graham, III.

     Donald G. Graham, III, 42, is, and has been since 1983, a commercial photographer. Mr. Graham has served as a Director of the Company since April 1993. Mr. Graham is the son of Donald Graham, Jr.

     John D. Mangels, 71, is the retired Chairman and Chief Executive Officer of Security Pacific Bancorporation Northwest and Security Pacific Bank Washington. Mr. Mangels has served as a Director of the Company since December 1990.

     Jean F. McTavish, 74, is a homemaker and is involved in a number of community and charitable activities. Ms. McTavish has served as a Director of the Company since November 1979. Ms. McTavish is also a member of the Boards of Directors of Fisher Broadcasting and FPI. Ms. McTavish is the first cousin of Mr. W. W. Warren. Ms. McTavish is the aunt of Ms. Carol H. Fratt.

     Jacklyn F. Meurk, 74, manages property, assets and investments for family trusts, partnerships and other interests. She is a member of the Boards of Directors of the Virginia Mason Medical Center and the Virginia Mason Health System. Ms. Meurk has served as a Director of the Company since January 1973. Ms. Meurk also serves as a Director of FPI.

     W. W. Warren, 85, is the retired Chairman and Chief Executive Officer of Fisher Broadcasting. Mr. Warren has served as a Director of the Company since March 1979. Mr. Warren also serves as a Director of Fisher Broadcasting. Mr. Warren is the first cousin of Ms. Jean McTavish and the father of Mr. W. W. Warren, Jr.

     W. W. Warren, Jr., 58, is a Professor of Physics and the Director of the
W. M. Keck Nuclear Magnetic Resonance Laboratory at Oregon State University, positions he has held since 1991. Mr. Warren has served as a Director of the Company since March 1992. Mr. Warren is the son of Mr. W. W. Warren.

COMMITTEES OF THE BOARD OF DIRECTORS OF THE COMPANY

     The standing committees of the Board of Directors of the Company are the Executive Committee, the Audit Committee, the Compensation Committee, and the Nominating Committee. The Company also has a Stock Purchase Committee, although such committee does not currently meet regularly. The Executive Committee has authority to exercise all of the authority of the Board of Directors. Additionally, the Executive Committee has the power and duty to vote the stock of all subsidiaries of the Company and to make all decisions and determinations with respect to such subsidiaries. The Audit Committee reviews the Company's audit plan, the scope of activities of the Company's independent auditors, the results of the audit after completion, and the fees for related services performed during the year. The Audit Committee also recommends to the Board of Directors the firm to be appointed as independent auditors. At times, the Audit Committee meets with representatives of the Company's independent auditors without any officers or employees of the Company present. The Compensation Committee reviews and approves, in advance, the Company's retirement and benefit plans, determines the compensation of officers of the Company, and authorizes and approves bonus and incentive programs for executive personnel. The Compensation Committee also reviews and recommends changes in compensation for members of the Board of Directors, and administers the Fisher Companies Incentive Plan of 1995. The Nominating Committee considers and recommends to the Board of Directors nominees for possible election to the Board of Directors and considers other matters pertaining to the size and composition of the Board of Directors and its Committees.

DIRECTORS' COMPENSATION

     The Board of Directors of the Company is comprised of fourteen Directors, two of whom are salaried employees of the Company or one of its subsidiaries. The members of the Company's Board of Directors who are not officers of the Company, or its subsidiaries, receive an annual retainer of $12,000. The Chairman of the Board of Directors receives a total annual retainer of $55,000. In addition, every Director receives a fee of $1,000 for each Board of Directors or Committee meeting attended. The Company also pays the Chairmen of the Audit Committee and the Compensation Committee an annual retainer of $3,000. Directors are reimbursed for travel expenses incurred, and receive a per diem payment of $200, in connection with travel to and from Board of Directors or Committee meetings.

ITEM 6 -  EXECUTIVE COMPENSATION

     The following information is provided regarding the compensation paid by the Company or its subsidiaries, as the case may be, to the Chief Executive Officer of the Company and the most highly compensated executive officers of the Company or its subsidiaries, as the case may be, in fiscal year 1996. In accordance with applicable regulations promulgated by the Commission, information regarding Messrs. Scott, Weed and Barrans, who are the CEOs of Fisher Broadcasting, FPI and FMI, respectively, is included because such persons perform policy making functions for the Company.

                                                                         SUMMARY COMPENSATION TABLE
                                                                                                      LONG-TERM
                                                ANNUAL COMPENSATION                                 COMPENSATION
                                       --------------------------------------   ---------------------------------------------
                                                                                  RESTRICTED       SECURITIES
                                                               OTHER ANNUAL         STOCK          UNDERLYING          ALL OTHER
                                YEAR    SALARY     BONUS     COMPENSATION(1)       AWARDS(2)       OPTIONS (3)     COMPENSATION(4)
                                ----   --------   --------   ---------------       ---------       -----------    ----------------
WILLIAM W. KRIPPAEHNE, JR.      1996   $410,000   $220,000          $2,000            $115,475        6,600            $4,500
  President and CEO
PATRICK M. SCOTT                1996    385,000    165,000           1,709              98,713        5,700             4,500
  President and CEO,
  Fisher Broadcasting Inc.
MARK A. WEED                    1996    193,500     65,000             387              22,350        1,300             4,500
  President and CEO,
  Fisher Properties Inc.
TERRY L. BARRANS                1996    172,500     60,000             290              16,763          950             4,500
  President and CEO,
  Fisher Mills Inc.
DAVID D. HILLARD                1996    147,917     35,000             355              20,488            0             4,500
  Senior Vice President,
  Chief Financial Officer
------------------------------------------------------------------------------------------------------------------------------------

(1) This column reflects dividends paid on stock rights awarded under the Fisher Companies Incentive Plan of 1995. See footnote (2) below.
(2) This column shows the market value of restricted stock awards made pursuant to the Fisher Companies Incentive Plan of 1995. The restricted stock awards vest (i.e., stock is issuable or an equivalent cash payment is payable) in an amount equal to 20% of the total restricted stock award, on each of five annual target dates designated in the written agreement granting such awards, conditioned on the continued employment of the awardee through such target dates. Each of the restricted stock awards reflected in this column was made on February 28, 1996, and provides for vesting dates commencing March 15, 1997 (and continuing on March 15 of each of the following four years). The total number of shares awarded to the named executives, subject to the vesting schedule described above, is: Mr. Krippaehne, 1,550; Mr. Scott, 1,325; Mr. Weed, 300; Mr. Barrans, 225; and Mr. Hillard, 275. The Fisher Companies Incentive Plan of 1995 provides for the annual payment of additional compensation to persons holding restricted stock rights, whether or not vested, in an amount equal to any dividend that would have been payable to the holder of such rights if the holder had owned the stock subject to such rights. The value of the restricted stock awards, on a per-share basis, as of April 14, 1997, was $116.00, based upon the average of the bid and ask price of Company Common Stock on such date.
(3) This column reflects the number of shares of Company Common Stock issuable upon exercise of stock options granted.
(4) This column reflects Company contributions to the Fisher Broadcasting 401(k) Retirement Plan and the Fisher 401(k) Retirement Plan.

     The following table sets forth stock options granted during 1996 to the executive officers named in the "Summary Compensation Table" above, pursuant to the Fisher Companies Incentive Plan of 1995. All such stock options were granted on February 28, 1996.

                                 OPTION/SAR GRANTS IN FISCAL YEAR 1996                                       POTENTIAL REALIZABLE
                                                                                                            VALUE AT ASSUMED ANNUAL
                                                                                                             RATES OF STOCK PRICE
                                                                                                               APPRECIATION FOR
                                           INDIVIDUAL GRANTS                                                    OPTION TERM/(3)/
-----------------------------------------------------------------------------------------------------------------------------------
                                                         Percent of
                                     Number of          Total Options
                                    Securities            Granted to
                                Underlying Options     Employees in         Exercise Price    Expiration
          Name                      Granted(1)           Fiscal Year          ($/Sh) (2)         Date            5%           10%
          ----                      ----------           -----------        --------------    -----------     --------      --------
William W. Krippaehne, Jr.            6,600                 31%                 $74.50         2/28/2006      $121.36       $193.25
Patrick M. Scott                      5,700                 27%                 $74.50         2/28/2006      $121.36       $193.25
Mark A. Weed                          1,300                  6%                 $74.50         2/28/2006      $121.36       $193.25
Terry L. Barrans                        950                  5%                 $74.50         2/28/2006      $121.36       $193.25

(1) The options are non-qualified stock options and become exercisable in five equal annual installments beginning March 15, 1997.

(2) The per-share option exercise price represents the fair market value of the Company's Common Stock at the date of grant, based on the average of the bid and ask price of such stock on such date.

(3) The dollar amounts under these columns result from calculations at the 5% and 10% assumed appreciation rate established by the Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's Common Stock price.

     Mr. Patrick M. Scott, one of the named executive officers, is covered by the Fisher Broadcasting Inc. Retirement Plan (the "Fisher Broadcasting Pension Plan"), which is a funded, qualified, non-contributory, defined benefit plan that covers employees of Fisher Broadcasting. The Fisher Broadcasting Pension Plan provides benefits based on the participant's highest 3-year annual average salary and the participant's length of service. The amounts payable under the Fisher Broadcasting Pension Plan are in addition to any Social Security benefit to be received by a participant. The Fisher Broadcasting Pension Plan benefit vests 20% after 3 years of service with Fisher Broadcasting, and an additional 20% for each year of service thereafter until 7 years of service, when the benefits are 100% vested. As of December 31, 1996, Mr. Scott had 28 years of credited service under the terms of the Fisher Broadcasting Pension Plan.

     The amount of retirement benefits payable to Mr. Scott will be determined pursuant to the supplemental retirement plan in which he participates. Because the Fisher Broadcasting Pension Plan is a qualified pension plan, the amount of covered compensation thereunder was limited by applicable tax laws to $150,000 per year in 1996. Retirement benefits payable to Mr. Scott under the Fisher Broadcasting Pension Plan will constitute a portion of the total retirement benefits payable to him under the supplemental pension plan in which he participates; such percentage will vary depending on subsequent changes to the limitations imposed by tax laws and actual years of service, but will not affect the total payments due him under the supplemental pension plan. The supplemental pension plan in which Mr. Scott participates is described below.

     All named executive officers except Mr. Scott are covered by the Retirement Plan for Certain Employees of Fisher Mills Inc. (the "Retirement Plan"). The Retirement Plan is a funded, qualified, non-contributory defined benefit plan that covers all employees of the Company, FPI, and FMI. The Retirement Plan provides benefits based on a participant's length of service. The amounts payable under the Retirement Plan are in addition to any Social Security benefit to be received by a participant. The Retirement Plan benefit vests 100% upon completion of five years of service with the Company, FPI, or FMI, as the case may be. As of December 31, 1996, the following named executive officers have the following years of credited service under the terms of the Retirement Plan:
Mr. Krippaehne, 15 years; Mr. Weed, 9 years; Mr. Barrans, 20 years: and Mr. Hillard, 18 years.

     The Company and its subsidiaries have supplemental retirement plans ("SRPs") for certain executive and management personnel of the Company, Fisher Broadcasting, FPI and FMI. The SRPs are non-funded, non-qualified, non-contributory defined benefit plans. The SRPs do not require funding, but generally the companies have acquired annuity contracts and life insurance on the lives of the individual participants to assist in payment of retirement benefits. The companies are the owners and beneficiaries of such policies. The SRPs require continued employment through the date of expected retirement. The SRPs provide that the SRP benefits, together with all other pension and retirement benefits provided by the employing entity, including an amount equal to one-half of the participant's Social Security benefits, will represent a specified percentage (between 50% and 70%) of the participant's average annual compensation. "Average annual compensation" for purposes of the SRPs is determined by averaging the participant's base salary over a period of the three consecutive years that will provide the highest average. The SRPs provide for payment of accrued benefits in the event of involuntary termination prior to age 65, and for death or disability benefits in the event of death or permanent disability prior to age 65. Each of Messrs. Krippaehne, Scott, Weed, Barrans and Hillard is a participant in an SRP.

     Fisher Broadcasting has established a 401(k) Retirement Plan (the "Fisher Broadcasting 401(k) Plan") to provide a savings incentive for employees. The Fisher Broadcasting 401(k) Plan involves a contribution by Fisher Broadcasting, matching participant contributions on a dollar-for-dollar basis up to a maximum of 3% of participant compensation. Fisher Broadcasting contributions to the Fisher Broadcasting Inc. 401(k) Plan vest at the rate of 20% per year of service, commencing with the third year of completed service. Employees who have completed at least one year of service with Fisher Broadcasting, including Mr. Patrick M. Scott, are eligible to participate in the Fisher Broadcasting 401(k) Plan.

     A plan entitled Fisher 401(k) Retirement Plan (the "Fisher 401(k) Plan") has been established for employees of the Company, FMI, and FPI. The Fisher 401(k) Plan has the same levels of employer contributions, vesting schedule, and standards of eligibility as the Fisher Broadcasting 401(k) Plan described above. Messrs. Krippaehne, Weed, Barrans, and Hillard are eligible to participate in the Fisher 401(k) Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1996, the following persons served as members of the Company's Compensation Committee of the Board of Directors: James W. Cannon, Donald G. Graham, Jr., John D. Mangels, and W. W. Warren. Mr. Graham was formerly President and Chief Executive Officer of the Company, having served in such capacity from 1974 to 1991, and served as Chairman and Chief Executive Officer of the Company from 1991 to 1993. Prior to retirement, Mr. Warren was the Chief Executive Officer of Fisher Broadcasting. Mr. Graham serves as the executor of two estates, and as trustee of two trusts, which have made loans to the Company, and as attorney-in-fact for his mother, who has made a loan to the Company. See "Certain Relationships and Related Transactions" below.

ITEM 7 -  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Certain directors and shareholders of the Company (together with employees and others), and/or entities in which such persons have direct or indirect interests, have made working capital loans to the Company. Such persons and/or entities hold promissory notes ("Notes") from the Company reflecting such loans. At April 30, 1997, the total amount of Notes payable was approximately $9.8 million. The Notes are payable either on demand, or in 90 days, and bear interest at rates equivalent to rates available to the Company for short-term cash equivalents. Of the approximately $9.8 million in principal amount of Notes outstanding at April 30, 1997, approximately $8.5 million consisted of demand notes, accruing interest at a rate equal to the 90-day certificate of deposit ("CD") rate for CDs of $100,000 or more as announced from time to time by Seafirst Bank, less 0.25%. Approximately $1.3 million of the Notes outstanding as of April 30, 1997, were Notes having a 90-day maturity, and providing for interest at a rate equal to the 90-day CD rate for CDs of $100,000 or more as announced from time to time by Seafirst Bank, plus 0.35%. The Company currently anticipates that it will continue to borrow funds under these loan arrangements in the future, at approximately historical levels, although the exact amount of such Notes outstanding at any particular time is expected to fluctuate significantly from time to time and, consequently, cannot be predicted.

     At April 30, 1997, the Company was indebted under the loans described above to directors, or to entities in which such directors have a direct or indirect interest or serve in some capacity, in the following amounts: (i) Mr. George D. Fisher, $350,000 personally and $2,038,000 to entities of which he is a trustee, officer, and/or shareholder, (ii) Mr. Phelps K. Fisher, $122,000 personally and $48,000 to a corporation of which he is an officer and shareholder; (iii) Mr. Donald G. Graham, Jr., $2,550,000 to two estates of which he is the executor and two trusts of which he is a trustee; and (iv) Jacklyn F. Meurk, $150,000 to a limited partnership of which she is a general partner. Additionally, the Company is indebted to Mrs. Donald G. Graham, the mother of Mr. Donald G. Graham, Jr., in the amount of $1,504,000; to Mrs. Allie Fisher, the mother of Mr. George D. Fisher, in the amount of $2,140,000; and to Mrs. Susan Hubbach, the mother of Mrs. Carol Fratt, in the amount of $34,000. The Company is also indebted to the D.R. Fisher Trust, which owns 5.6% of outstanding Company Common Stock, in the amount of $823,000 (such sum is also included in the amount shown for Mr. George D. Fisher above, as he is one of three trustees of such trust).

     In 1984, FPI and Mr. William W. Krippaehne, Jr., entered into a joint venture to construct and operate for lease two office buildings in Lynnwood, Washington. At that time, Mr. Krippaehne was President of FPI; he is now President and Chief Executive Officer of the Company. FPI contributed land at its fair market value ($2,230,000) and paid design fees and project costs of $29,932 for a 95% interest in the joint venture, and Mr. Krippaehne contributed $118,944 cash for a 5% interest. The joint venture agreement provides that profits and losses, additional cash contributions, if any, and distributions shall be allocated in proportion to the original contributions. The joint venture owns the Fisher Business Center in Lynnwood, Washington. (See "Real Estate Operations - Operating Properties".)

ITEM 8 -  LEGAL PROCEEDINGS

     The Company and its subsidiaries are parties to various claims, legal actions and complaints in the ordinary course of their businesses. In the Company's opinion, all such matters are adequately covered by insurance, are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

ITEM 9 - MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Bid and ask prices for the Company's Common Stock are quoted in the Pink Sheets and on the OTC Bulletin Board. As of April 11, 1997, there were five Pink Sheet Market Makers and eight Bulletin Board Market Makers. The range of high and low bid prices for the Company's Common Stock for each quarter during the two most recent fiscal years is as follows:

             QUARTERLY COMMON STOCK PRICE RANGES (1)
             ---------------------------------------
                    1996                 1995
             -------------------   -----------------
QUARTER        HIGH       LOW       HIGH       LOW
----------   --------   --------   -------   -------
1ST           $ 80.00     $73.50    $69.00    $56.75
2ND             86.00      80.00     73.25     70.00
3RD            100.00      85.25     75.50     72.25
4TH            100.00      97.00     75.00     74.00

-----------
(1) This table reflects the range of high and low bid prices for the Company's Common Stock during the indicated periods, as published in the NQB Non-NASDAQ Price Report by the National Quotation Bureau. Prices for 1995 have been adjusted to reflect a four-for-one stock split that was effective May 15, 1995. The quotations merely reflect the prices at which transactions were proposed, and do not necessarily represent actual transactions. Prices do not include retail markup, markdown or commissions.

     The approximate number of record holders of the Company's Common stock as of April 15, 1997 was 512.

     The Company paid cash dividends on its Common Stock of $1.52 and $1.72 per share, respectively, for the fiscal years 1995 and 1996. In addition, the Company declared, on December 4, 1996, a dividend of $1.96 per share for 1997, which will be payable at a rate of $0.49 per quarter to shareholders of record on such quarterly payment dates during 1997. Annual cash dividends have been paid on the Company's Common Stock every year since the Company's reorganization in 1971. The Company currently expects that comparable cash dividends will continue to be paid in the future.

ITEM 10 - RECENT SALES OF REGISTRANT'S SECURITIES TO BE REGISTERED

     In 1997 (March 15 through April 15), the Company sold 390 shares of Company Common Stock to certain officers and employees of the Company, Fisher Broadcasting, FMI and FPI, upon the exercise of non-qualified stock options previously granted to such persons under the Fisher Companies Incentive Plan of 1995. The aggregate price for the Company Common Stock sold to such persons was $29,055. No underwriting discounts or commissions were paid in connection with such sale. The issuance and sale of Company Common Stock pursuant to the Fisher Companies Incentive Plan of 1995 is exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) of such Act, as a sale of securities not involving a public offering. The Company intends to register Company Common Stock issued pursuant to the Fisher Companies Incentive Plan of 1995, on a Form S-8 registration statement under the

Securities Act of 1933, to be effective immediately following the effective date of this Registration Statement.

ITEM 11  -  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

DESCRIPTION OF CAPITAL STOCK

     The Company is currently authorized to issue 12,000,000 shares of Company Common Stock, $2.50 par value per share. The following description of the Company Common Stock and the material provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles") and Bylaws is a summary and is qualified in its entirety by reference to, the Articles and Bylaws, copies of which have been filed as exhibits to this Registration
Statement.

VOTING

     The holders of Company Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders, except in the case of election of directors. The Bylaws provide for cumulative voting for director elections, giving each stockholder the right to vote the number of shares owned by such shareholder times the number of persons being elected as directors and for whose election such shareholder has a right to vote, or to cumulate such votes by giving one candidate as many votes as the number of directors being elected multiplied by the number of shares owned, or by distributing such votes on the same principle among any number of candidates. The Bylaws provide that a majority of shares entitled to vote constitutes a quorum, and that the affirmative vote of the majority of the shares represented at a meeting at which a quorum is present constitutes the act of the stockholders, unless the vote of a greater number is required by law or by the Articles. The Articles contain no provisions requiring a greater number of votes than provided in the Bylaws.

DIVIDENDS AND OTHER DISTRIBUTIONS (INCLUDING DISTRIBUTIONS UPON LIQUIDATION)

     All shares of Common Stock are equal in respect of dividends and other distributions in cash, stock or property, including distributions upon liquidation of the Company.

TRANSFERABILITY OF SHARES

     The shares of Common Stock are freely transferable, subject to certain restrictions on resale imposed on (i) affiliates of the Company, and (ii) persons having received shares of Company Common Stock pursuant to the Incentive Plan of 1995.

WASHINGTON LAW REGARDING CERTAIN BUSINESS TRANSACTIONS

     Certain provisions of the Revised Code of Washington ("RCW"), summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

     As a Washington corporation, the Company is subject to the provisions of the RCW, including Section 23B.19. In general, Section 23B.19 prohibits a Washington corporation from engaging in a "significant business transaction" for a period of five years after the acquisition of ten percent or more of the corporation's outstanding stock by a third party (an "acquiring person"), unless the significant business transaction or the acquisition of the threshold number of shares by the acquiring person is approved, prior to the acquisition of the shares, by a majority of the directors of the corporation. "Significant business transactions" are defined to include, among other things, (i) merger of the target corporation or any subsidiary thereof with the acquiring person or any affiliate; (ii) sale, lease, mortgage, or other disposition or encumbrance, to or with the acquiring person or affiliate, of five percent or more of the target corporation's assets; (iii) termination of five percent or more of the employees of the target corporation or its subsidiaries employed in Washington;
(iv) issuance, transfer or redemption by the target corporation or any subsidiary, of shares, or of options, warrants, or rights to acquire shares of the target corporation or any subsidiary, to or beneficially owned by an acquiring person, unless on the same terms as are offered to all other target corporation shareholders; and (v) the liquidation or dissolution of the target corporation proposed by, or pursuant to an agreement or understanding with, an acquiring person or affiliate.

SPECIAL MEETINGS OF SHAREHOLDERS

     The Bylaws provide that special meetings of shareholders may be called by the Chairman of the Board of Directors, the President or by the Secretary at the request of any three or more directors.

CLASSIFIED BOARD OF DIRECTORS

     The Articles and the Bylaws provide for the division of the Board of Directors into three classes nearly equal in size as possible with staggered three-year terms (except for the current terms of current Class 2 and Class 3 directors, which are 2 years and 3 years, respectively). At each annual meeting of the shareholders, successors to the directors whose terms expire at that annual meeting are elected for a three-year term, with each director to hold office until a successor has been duly elected and qualified. As a result, approximately one-third of the Board of Directors will be elected each year.
See "Management--Executive Officers and Directors."

ITEM 12  -  INDEMNIFICATION OF DIRECTORS AND OFFICERS

DIRECTOR LIABILITY AND INDEMNIFICATION

     The Articles and the Bylaws, taken together, provide that the Company shall indemnify any person who was or is involved in any manner or was or is threatened to be made so involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director or director-officer of the Company or any of its subsidiaries, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding. The Company may not, however, provide such indemnification on account of (a) acts or omissions finally adjudged to be intentional misconduct or knowing violation of law; (b) conduct finally adjudged to be in violation of RCW Section 23B.08.310; or (c) any transaction with respect to which it was finally adjudged that such person personally received a benefit in money, property, or services to which such person was not entitled (the foregoing instances being defined in the Company's Bylaws as "egregious conduct"). The Articles provide that no director of the Company will be liable to the Company or to its shareholders, or to any subsidiary or its shareholders, for monetary damages for conduct as a director or director-officer except in instances involving egregious conduct. The rights to indemnification provided by the Articles and Bylaws include the right to receive payment of any expenses incurred by the person being indemnified in connection with a proceeding in advance of the final disposition of the proceeding consistent with applicable law. Such rights are not exclusive of any other rights to which any person seeking indemnification may otherwise be entitled. The Articles and Bylaws also specify or incorporate by reference certain procedures, presumptions and remedies that apply with respect to the right to indemnification and the advancement of expenses.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and
Board of Directors of Fisher Companies Inc.



     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Fisher Companies Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Seattle, Washington
February 21, 1997

ITEM 13  -  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                     FISHER COMPANIES INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31                                               1994        1995       1996
--------------------------------------------------------------------------------------------------
(In thousands except per share amounts)

Sales and other revenue:
 Broadcasting                                                      $ 87,112    $101,192   $111,967
 Milling                                                             93,277     112,360    135,697
 Real estate                                                          8,659      10,941     13,556
 Corporate and other, primarily dividends and interest income         3,460       4,087      4,000
--------------------------------------------------------------------------------------------------
                                                                    192,508     228,580    265,220
--------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of products and services sold                                 124,483     144,878    170,016
 Selling expenses                                                    11,016      13,870     16,941
 General, administrative and other expenses                          25,430      29,988     33,131
--------------------------------------------------------------------------------------------------
                                                                    160,929     188,736    220,088
--------------------------------------------------------------------------------------------------
Income from operations                                               31,579      39,844     45,132

Interest expense                                                      4,005       5,280      5,671
--------------------------------------------------------------------------------------------------
Income before provision for income taxes and effect of
 change in accounting method                                         27,574      34,564     39,461
Provision for federal and state income taxes                          9,422      11,881     13,375
--------------------------------------------------------------------------------------------------
Income before effect of change in accounting method                  18,152      22,683     26,086
Cumulative effect of change in method of accounting for
 postretirement benefits, net of tax                                 (1,305)
--------------------------------------------------------------------------------------------------
Net income                                                         $ 16,847    $ 22,683   $ 26,086
--------------------------------------------------------------------------------------------------
Income per common share:
 Income before effect of change in accounting method               $   4.26       $5.32      $6.12
 Cumulative effect of change in method of accounting for
  postretirement benefits, net of tax                                  (.31)
--------------------------------------------------------------------------------------------------
Net income                                                         $   3.95       $5.32      $6.12
--------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                     FISHER COMPANIES INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                           Unrealized
                                                                                            Gain on
                                                                 Common     Capital in     Marketable   Retained      Total
                                                                  Stock    excess of par   Securities   Earnings     Equity
----------------------------------------------------------------------------------------------------------------------------
(In thousands)
Balance, December 31, 1993                                       $10,663         $    48                $ 97,285    $107,996
Change in method
 of accounting,
 January 1, 1994                                                                              $54,948                 54,948
Net income                                                                                                16,847      16,847
Dividends paid                                                                                            (5,787)     (5,787)
Net decrease                                                                                   (3,253)                (3,253)
----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                                        10,663              48       51,695    108,345     170,751
Net income                                                                                                22,683      22,683
Dividends paid                                                                                            (6,568)     (6,568)
Net increase                                                                                   16,815                 16,815
----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                                        10,663              48       68,510    124,460     203,681
Net income                                                                                                26,086      26,086
Dividends paid                                                                                            (7,432)     (7,432)
Net increase                                                                                    9,794                  9,794
----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                                       $10,663         $    48      $78,304   $143,114    $232,129
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

                    FISHER COMPANIES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET


                                                                                                              YEAR ENDED DECEMBER 31
                                                                                                              1995             1996
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)
Current Assets:
   Cash and short-term cash investments                                                                         $ 19,489   $  5,116
   Receivables                                                                                                    41,675     44,759
   Inventories                                                                                                    11,793     13,199
   Prepaid expenses                                                                                                6,384      7,859
   Television and radio broadcast rights                                                                           5,606      5,383
------------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                                         84,947     76,316
------------------------------------------------------------------------------------------------------------------------------------
Marketable Securities, at market value                                                                           106,447    121,545
------------------------------------------------------------------------------------------------------------------------------------
Other Assets:
   Cash value of life insurance and retirement deposits                                                            8,881      9,362
   Television and radio broadcast rights                                                                           1,010        317
   Intangible assets, net of amortization                                                                         14,641     47,982
   Other                                                                                                           3,075      4,033
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  27,607     61,694
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, net                                                                               134,034    134,594
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                $353,035   $394,149
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Notes payable                                                                                                $ 13,759   $  9,258
   Trade accounts payable                                                                                          6,782      8,674
   Accrued payroll and related benefits                                                                            4,058      4,536
   Television and radio broadcast rights payable                                                                   5,056      5,036
   Income taxes payable                                                                                            2,054      1,147
   Other current liabilities                                                                                       3,494      5,244
-----------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                                                 35,203     33,895
------------------------------------------------------------------------------------------------------------------------------------
Long-term Debt, net of current maturities                                                                         58,110     65,713
------------------------------------------------------------------------------------------------------------------------------------
Other Liabilities:
   Accrued retirement benefits                                                                                    11,496     11,924
   Deferred income taxes                                                                                          42,705     49,483
   Television and radio broadcast rights payable, long-term portion                                                  860        296
   Deposits and retainage payable                                                                                    947        676
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  56,008     62,379
------------------------------------------------------------------------------------------------------------------------------------
Minority Interests                                                                                                    33         33
------------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Notes 11 and 12)
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Common stock, shares authorized 12,000,000, $2.50 par value;
       issued 4,265,172                                                                                           10,663     10,663
   Capital in excess of par                                                                                           48         48
   Unrealized gain on marketable securities, net of deferred
      income taxes of $36,891 in 1995 and $42,164 in 1996                                                         68,510     78,304
   Retained earnings                                                                                             124,460    143,114
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 203,681    232,129
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                $353,035   $394,149
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

                    FISHER COMPANIES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                 YEAR ENDED DECEMBER 31
                                                                       1994            1995           1996
-------------------------------------------------------------------------------------------------------------
(In thousands)

Cash flows from operating activities:
 Net income                                                           $ 16,847       $ 22,683       $ 26,086
 Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                                       8,387          9,747         10,753
     (Decrease) increase in noncurrent deferred income taxes                (8)           910          1,505
     Gain on sale of real estate                                                                      (2,300)
     Cumulative effect of change in method of accounting for
       postretirement benefits, before tax                               2,012
 Change in operating assets and liabilities:
   Receivables                                                          (4,820)        (5,869)        (3,084)
   Inventories                                                             792         (2,518)        (1,406)
   Prepaid expenses                                                       (986)           (82)        (1,475)
   Cash value of life insurance and retirement deposits                   (363)          (335)          (481)
   Income taxes payable                                                    843            711           (907)
   Trade accounts payable, accrued payroll and related
     benefits and other current liabilities                             (3,467)         4,175          4,120
   Other assets                                                            360           (564)          (958)
   Accrued retirement benefits                                             240            128            428
   Deposits and retainage payable                                         (567)           (77)          (271)
 Amortization of television and radio broadcast rights                   7,993          8,119          8,575
 Payments for television and radio broadcast rights                     (7,802)        (8,067)        (8,243)
 Other, net                                                                 94            270            169
------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                        19,555         29,231         32,511
------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Proceeds from sale of real estate                                                                     2,860
 Purchase assets of radio stations                                     (11,282)        (6,740)       (36,684)
 Purchase of property, plant and equipment                             (16,640)       (10,784)        (8,730)
-------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                           (27,922)       (17,524)       (42,554)
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Net borrowings under notes payable                                      3,518          1,662         (4,698)
 Borrowings under borrowing agreements and mortgage loans                9,431                        44,000
 Payments on borrowing agreements and mortgage loans                    (4,653)        (5,652)       (36,200)
 Cash dividends paid                                                    (5,787)        (6,568)        (7,432)
-------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities               2,509        (10,558)        (4,330)
-------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and short-term cash investments         (5,858)         1,149        (14,373)
Cash and short-term cash investments, beginning of year                 24,198         18,340         19,489
-------------------------------------------------------------------------------------------------------------
Cash and short-term cash investments, end of year                     $ 18,340       $ 19,489       $  5,116
-------------------------------------------------------------------------------------------------------------

       Supplemental cash flow information is included in Notes 5 and 8.
          See accompanying notes to consolidated financial statements

                    FISHER COMPANIES INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

OPERATIONS AND ACCOUNTING POLICIES

     The principal operations of Fisher Companies Inc. and subsidiaries are television and radio broadcasting, flour milling and distribution of bakery supplies, and proprietary real estate development and management. The Companies conduct business primarily in Washington, Oregon, California and Montana. A summary of significant accounting policies is as follows:

     Principles of consolidation.  The consolidated financial statements include
     ---------------------------
the accounts of Fisher Companies Inc., its majority-owned subsidiaries and a joint venture in which the Company's real estate subsidiary is the majority partner (see Note 4). All material intercompany balances and transactions have been eliminated.

     Estimates.  The preparation of financial statements in conformity with
     ---------
generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Short-term cash investments.  Short-term cash investments comprise discount
     ---------------------------
notes issued by federal agencies and repurchase agreements collateralized by U.S. Government securities held by major banks. The recorded amount represents market value because of the short maturity of the investments. For purposes of the statement of cash flows, the Company considers short-term cash investments which have original maturities of 90 days or less to be cash equivalents.

     Inventories.  Inventories of grain and the grain component of finished
     -----------
products are valued at cost. Grain futures and option contracts are entered into by the milling subsidiary to protect the Company from risks related to commitments to buy grain and sell flour. Gains and losses arising from grain hedging activity are a component of the cost of the related inventory. The market value of hedges is based on spot prices obtained from brokers. All other inventories and inventory components are valued at the lower of average cost or market.

     Revenue recognition.  Television and radio revenue is recognized when the
     -------------------
advertisement is broadcast. Sales of flour and food products are recognized when the product is shipped. Rentals from real estate leases are recognized over the term of the lease.

     Television and radio broadcast rights.  Costs of television and radio
     -------------------------------------
broadcast rights are charged to operations using accelerated or straight-line methods of amortization selected to match expense with anticipated revenue over the contract life. Asset costs and liabilities for television and radio broadcast rights are recorded without discount for any noninterest-bearing liabilities. Those costs attributable to programs scheduled for broadcast after one year have been classified as noncurrent assets in the accompanying financial statements.

      Marketable securities.  Marketable securities consist of equity securities
     ---------------------
traded on a national securities exchange or reported on the NASDAQ securities market. A significant portion of the the marketable securities consists of 3,002,376 shares of SAFECO Corporation at December 31, 1995 and 1996. As of December 31, 1996, these shares represented 2.4% of the outstanding common stock of SAFECO Corporation. Market value is based on closing per share sale prices. While the Company has no intention to dispose of its investments in marketable securities, it has classified its investments as available-for-sale and those investments are reported at fair market value. Unrealized gains and losses are a separate component of stockholders' equity.

     Intangible assets.  Intangible assets represent the excess of purchase
     -----------------
price of certain broadcast properties over the fair value of tangible net assets acquired (goodwill) and are amortized based on the straight-line method over the estimated useful life of 40 years. Accumulated amortization at December 31, 1995 and 1996 is $358,000 and $1,169,000, respectively. The Company periodically reviews its intangible assets to determine whether impairment has occurred. The Company assesses the recoverability of intangible assets by reviewing the performance of the underlying operations, in particular the operating cash flows (earnings before income taxes, depreciation and amortization) of the operation. No losses from impairment of value have been recorded in the financial statements.

     Property, plant and equipment.  Replacements and improvements are
     -----------------------------
capitalized while maintenance and repairs are charged as expense when incurred.

     Real estate taxes, interest expense and certain other costs related to real estate projects constructed for lease to third parties are capitalized as a cost of such projects until the project, including major tenant improvements, is substantially completed. A project is generally considered to be substantially completed when a predetermined occupancy level has been reached or the project has been available for occupancy for a period of one year. Costs, including depreciation, applicable to a project are charged to expense based on the ratio of occupied space to total rentable space until the project is substantially completed, after which costs are expensed as incurred.

     For financial reporting purposes, depreciation of plant and equipment is determined primarily by the straight-line method over the estimated useful lives of the assets as follows:

              Buildings and improvements        30 - 55 years

              Machinery and equipment            3 - 20 years

              Land improvements                 10 - 55 years

     Income taxes.  Deferred income taxes are provided for all significant
     ------------
temporary differences in reporting for financial reporting purposes versus income tax reporting purposes.

     Advertising.  The Company expenses advertising costs at the time the
     -----------
advertising first takes place. Net advertising expense was $1,148,000, $1,892,000 and $2,507,000 in 1994, 1995 and 1996, respectively.

     Earnings per share.  Income per common share has been calculated on the
     ------------------
basis of the weighted average number of shares outstanding during the year.

     Fair Value of Financial Instruments.  The carrying amount of cash and
     -----------------------------------
short-term cash investments, receivables, inventories, marketable securities, trade accounts payable and broadcast rights payable approximate fair value.

     The fair value of notes payable and long-term debt approximates the recorded amount based on borrowing rates currently available to the Company.

     Reclassifications.  Certain 1994 and 1995 balances have been reclassified
     -----------------
to conform to the 1996 presentation.

NOTE 2

RECEIVABLES

Receivables are summarized as follows (in thousands):

----------------------------------------------------------------------------
December 31                                                  1995      1996
----------------------------------------------------------------------------
Trade accounts                                             $42,614   $45,704
Other                                                          668       473
----------------------------------------------------------------------------
                                                            43,282    46,177
Less - Allowance for
doubtful accounts                                            1,607     1,418
----------------------------------------------------------------------------
                                                           $41,675   $44,759
----------------------------------------------------------------------------

NOTE 3

INVENTORIES

Inventories are summarized as follows (in thousands):

----------------------------------------------------------------------------
December 31                                                  1995      1996
----------------------------------------------------------------------------
Finished products                                          $ 4,296   $ 4,758
Raw materials                                                7,296     8,255
Spare parts and supplies                                       201       186
----------------------------------------------------------------------------
                                                           $11,793   $13,199
----------------------------------------------------------------------------

NOTE 4

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows (in thousands):

-------------------------------------------------------
December 31                           1995       1996
-------------------------------------------------------
Buildings and improvements          $118,386   $120,128
Machinery and equipment               82,397     84,033
Land and improvements                 15,935     16,622
-------------------------------------------------------
                                     216,718    220,783
Less  Accumulated depreciation        85,838     91,487
-------------------------------------------------------
                                     130,880    129,296
Construction in progress               3,154      5,298
-------------------------------------------------------
                                    $134,034   $134,594
-------------------------------------------------------

     The Company's real estate subsidiary and the president of the Company are partners in a joint venture established in 1984 to construct and operate for lease to third parties two office buildings in Lynnwood, Washington. The subsidiary contributed land at its fair value for a 95% interest in the venture. The minority partner contributed cash for a 5% interest. The joint venture agreement provides that profits and losses, additional cash contributions, if any, and distributions be allocated in proportion to the original contributions.

     The Company's real estate subsidiary receives rental income principally from the lease of warehouse, office and retail space, boat moorages and unimproved properties under gross and net leases which expire at various dates through 2005. These leases are accounted for as operating leases. The subsidiary generally limits lease terms to periods not in excess of five years. Minimum future rentals from leases which were in effect at December 31, 1996 are (in thousands):

Year                                  Rentals
----                                  -------
1997                                   $9,133
1998                                    7,620
1999                                    6,148
2000                                    4,313
2001                                    2,714
Thereafter                              4,761
---------------------------------------------
                                      $34,689
---------------------------------------------

     Property held by the real estate subsidiary includes property leased to third parties and to other subsidiaries of the Company and property held for future development. The investment in property held for lease to third parties included in property, plant and equipment at December 31, 1996 includes buildings, equipment and improvements of $95,912,000, land and improvements of $11,962,000 and accumulated depreciation of $25,740,000.

     Interest capitalized relating to construction of property, plant and equipment amounted to approximately $758,000 and $97,000 in 1994 and 1995, respectively. No interest was capitalized in 1996.

NOTE 5

NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable.  The Company maintains bank lines of credit which totaled
     -------------
$25,000,000 at December 31, 1996. The lines are unsecured and bear interest at rates no higher than the prime rate. No borrowings were outstanding under the lines at December 31, 1996.

     The notes payable to directors, stockholders and others comprise notes payable on demand and in 90 days. Such notes bear interest at rates equivalent to those available to the Company for short-term cash investments. Interest on such notes amounted to $238,000, $401,000 and $430,000 in 1994, 1995 and 1996,
respectively.

     Notes payable are summarized as follows (in thousands):

---------------------------------------------
December 31                   1995      1996
---------------------------------------------
Banks                        $ 6,255
Directors, stockholders
 and others                    6,584   $8,141
Current maturities of
 long-term debt                  920    1,117
---------------------------------------------
                             $13,759   $9,258
---------------------------------------------

Long-term debt.
--------------

     Line of credit.  The Company maintains an unsecured reducing revolving line
     --------------
of credit with a bank in the amount of $45,000,000, for the purpose of funding potential acquisitions of broadcast properties. The amount available under the line is reduced by $5,000,000 in September 1998 and 1999, and by $10,000,000 in September 2000 and 2001. The line matures in September 2002. Borrowings under the line bear interest at a variable rate not to exceed the bank's prime lending rate. $12,000,000 was outstanding under the line at December 31, 1996.

     Mortgage loans.  The real estate subsidiary maintains the following
     --------------
mortgage loans:

     Principal amount of $4,411,000 secured by an industrial park with a book value of $6,213,000 at December 31, 1996. The nonrecourse loan requires monthly payments including interest of $29,836. The loan matures in May 2006 and bears interest at 6.88%. The interest rate is subject to adjustment in May 2001 to the then prevailing market rate for loans of a similar type and maturity; the real estate subsidiary may prepay all or part of the loan on that date.

     Principal amount of $12,784,000 secured by two industrial parks with a combined book value of $13,320,000 at December 31, 1996 and principal amount of $11,111,000 secured by the Lynnwood project owned by the real estate joint venture with a book value of $17,123,000 at

December 31, 1996. The loans mature in 2008, bear interest at 7.75% and require monthly payments of $101,025 and $87,807, respectively, including interest. These mortgage loans are nonrecourse; however, the real estate subsidiary has guaranteed 20% of the combined outstanding principal balance until certain loan to value ratios are reached. The interest rates are subject to adjustment in December 1998 and 2003 to the then prevailing rate for loans of a similar type and maturity; all or a portion of the outstanding principal balance may be prepaid on those dates. The agreements provide that the real estate subsidiary maintain a stipulated minimum net worth and hold marketable securities with a market value equal to 75% of the outstanding principal balance of the loans.

     Principal amount of $26,511,000 secured by an office building and parking structure with a book value of $34,782,000 at December 31, 1996. The nonrecourse loan matures in February 2006, bears interest at 7.72% and requires monthly payments of principal and interest amounting to $221,157.

     Long-term debt is summarized as follows (in thousands):

----------------------------------------------------------------------------
December 31                                              1995           1996
----------------------------------------------------------------------------
Notes payable under
bank lines of credit                                  $30,268        $12,000
Mortgage loans payable                                 28,747         54,817
Other                                                      15             13
----------------------------------------------------------------------------
                                                       59,030         66,830
Less - Current maturities                                 920          1,117
----------------------------------------------------------------------------
                                                      $58,110        $65,713
----------------------------------------------------------------------------

Future maturities of notes payable and long-term debt are as follows (in thousands):

-----------------------------------------------------------------------------
                        Directors,     Bank            Mortgage
                        Stockholders   Line            Loans
                        and Others     of Credit       and Other       Total
----------------------------------------------------------------------------
1997                     $8,141                       $ 1,117        $ 9,258
1998                                                    1,206          1,206
1999                                                    1,301          1,301
2000                                                    1,405          1,405
2001                                                    1,517          1,517
Thereafter                           $12,000           48,284        $60,284
----------------------------------------------------------------------------
                         $8,141      $12,000           $54,830       $74,971
----------------------------------------------------------------------------

     Cash paid for interest (net of amounts capitalized) during 1994, 1995 and 1996 was $3,950,000, $5,071,000 and $6,184,000, respectively.

NOTE 6

TELEVISION AND RADIO BROADCAST RIGHTS

     At December 31, 1996, the long-term portion of television and radio broadcast rights payable is primarily due in 1997.

     Television and radio broadcast rights acquired under contractual arrangements were $9,187,000 and $7,658,000 in 1995 and 1996, respectively.

     At December 31, 1996, the broadcasting subsidiary had executed license agreements amounting to $29,056,000 for future rights to television and radio programs. As these programs will not be available for broadcast until after December 31, 1996, they have been excluded from the financial statements.

NOTE 7

STOCKHOLDERS' EQUITY

     The Board of Directors authorized a four-for-one stock split which was effective May 15, 1995. Accordingly, 1994 per share amounts and number of shares have been restated.

     During 1995 the stockholders approved the Fisher Companies Incentive Plan of 1995 (the Plan) which provides that up to 280,000 shares of the Company's common stock may be issued or sold to eligible key management employees pursuant to options and rights through 2002.

STOCK OPTIONS
-------------

     The Plan provides that eligible key management employees may be granted options to purchase the Company's common stock at the fair market value on the date the options are granted. The options generally vest over five years and generally expire ten years from the date of grant. Options to purchase 21,000 shares were granted in 1996 at an exercise price of $74.50 per share. These options remained outstanding and unvested at December 31, 1996.

RESTRICTED STOCK RIGHTS
-----------------------

     The Plan also provides that eligible key management employees may be granted restricted stock rights which entitle such employees to receive a stated number of shares of the Company's common stock. The rights generally vest over five years and expire upon termination of employment. Restricted stock rights issued in 1996 entitled employees to receive a total of 9,700 common shares. Compensation expense of $145,000 related to the rights was recorded during the year ended December 31, 1996.

     The Company accounts for common stock options and restricted stock rights of the Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). In 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123) which requires companies who elect to adopt its provisions to utilize a fair value approach for accounting for stock compensation. The Company has elected to continue to apply the provisions of APB 25 in its financial statements. If the provisions of FAS 123 were applied to the Company's stock options and restricted stock rights, net income and earnings per share would have been reduced by approximately $163,000, or $0.04 per share. The fair value of each stock option and restricted stock right is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.07%, volatility of 17.77%, risk-free interest rate of 5.74%, assumed forfeiture rate of 0%, and an expected life of 5 years for stock options and 1 to 5 years for stock rights. Under FAS 123, the weighted average fair value for stock options and restricted stock rights granted during the year ended December 31, 1996 was $16.11 and $70.06, respectively.

     Cash dividends are as follows (in thousands except per share amounts):

--------------------------------------------------------------------------------
Year Ended December 31                                 1994      1995      1996
--------------------------------------------------------------------------------
Fisher Companies Inc. common stock,
$1.34, $1.52 and $1.72 per share, respectively       $5,715    $6,482    $7,337
Subsidiary's preferred stock held by
minority interest                                        72        86        95
--------------------------------------------------------------------------------
                                                     $5,787    $6,568    $7,432
--------------------------------------------------------------------------------

NOTE 8

INCOME TAXES

Income taxes have been provided as follows (in thousands):

--------------------------------------------------------------------------------
Year Ended December 31                                 1994      1995      1996
--------------------------------------------------------------------------------
Payable currently                                    $8,390    $11,509   $11,630
Current and noncurrent
 deferred income taxes                                1,032        372     1,745
--------------------------------------------------------------------------------
                                                     $9,422    $11,881   $13,375
--------------------------------------------------------------------------------

Reconciliation of income taxes computed at federal statutory rates to the reported provisions for income taxes is as follows (in thousands):

--------------------------------------------------------------------------------
Year Ended December 31                                 1994      1995      1996
--------------------------------------------------------------------------------
Normal provision computed
at 35% of pretax income before change in
accounting method                                    $9,653    $12,098   $13,811
Dividends received credit                              (713)      (776)    (844)
Rehabilitation investment tax credit                     (6)
State taxes, net of federal tax benefit                 336        426       309
Other                                                   152        133        99
--------------------------------------------------------------------------------
                                                     $9,422    $11,881   $13,375
--------------------------------------------------------------------------------

Deferred tax assets (liabilities) are summarized as follows (in thousands):

---------------------------------------------------------------------
December 31                                     1995           1996
---------------------------------------------------------------------
Current:
 Accrued employee benefits                   $   (759)      $   (923)
 Allowance for doubtful accounts                  554            495
 Accrued property tax                            (176)          (227)
 Other                                            180            194
---------------------------------------------------------------------
                                             $   (201)      $   (461)
---------------------------------------------------------------------
Noncurrent
 Unrealized gain on marketable securities    $(36,891)      $(42,164)
 Property, plant and equipment                 (9,021)       (10,432)
 Accrued employee benefits                      3,207          3,113
---------------------------------------------------------------------
                                             $(42,705)      $(49,483)
---------------------------------------------------------------------

     The current deferred tax liability is reflected in other current liabilities.

     Cash paid for income taxes during 1994, 1995 and 1996 was $7,855,000, $9,938,000 and $12,636,000, respectively.

NOTE 9

RETIREMENT BENEFITS


     The Company and its subsidiaries have qualified defined benefit pension plans covering substantially all of their employees not covered by union plans. Benefits are based on years of service and, in one of the pension plans, on the employees' compensation at retirement. The Companies accrue annually the normal costs of their pension plans plus the amortization of prior service costs over periods ranging to 15 years. Such costs are funded in accordance with provisions of the Internal Revenue Code.

     The funded status of the Companies' pension plans is as follows (in thousands):

-----------------------------------------------------------
December 31                           1995           1996
-----------------------------------------------------------
Plan assets at fair value-
Insurance contracts and
 marketable securities             $ 23,782       $ 26,745
Actuarial present values
of benefit obligations
 Vested benefits                    (18,945)       (20,620)
 Nonvested benefits                  (1,352)        (1,501)
-----------------------------------------------------------
Accumulated benefit
obligation  the actuarial
present value of pension
benefits earned to date
based on current
compensation levels                 (20,297)       (22,121)
Excess of plan assets
over accumulated
benefit obligation                 $  3,485       $  4,624
-----------------------------------------------------------

The composition of the prepaid pension cost is as follows (in thousands):

-----------------------------------------------------------
December 31                           1995           1996
-----------------------------------------------------------
Plan assets at fair value          $ 23,782       $ 26,745
Projected benefit obligation
-the actuarial present
value of pension benefits
earned to date reflecting
assumed increases to
compensation levels                 (23,885)       (25,668)
Items not yet recognized in
earnings to be amortized
over the average
remaining service period
of plan participants:
  Prior service costs resulting
   from plan amendments               1,142            693
  Net asset at adoption
   of FAS 87                           (191)          (124)
  Net loss from past
   experience different
   from assumed                       1,437          1,108
-----------------------------------------------------------
Prepaid pension cost
included in the
consolidated balance sheet         $  2,285       $  2,754
-----------------------------------------------------------

     The discount rate used in determining the actuarial present value of the projected benefit obligation at December 31, 1995 and 1996 was 7.5%; the rate of increase in future compensation was 4.5%. The expected long-term rate of return on assets ranged from 8.5% to 9.25% in both years.

     The Company and its subsidiaries have a noncontributory supplemental retirement program for key management. The program provides for vesting of benefits under certain circumstances. Funding is not required, but generally the Companies have acquired annuity contracts and life insurance on the lives of the individual participants to assist in payment of retirement benefits. The Companies are the owners and beneficiaries of such policies; accordingly, the cash value of the policies as well as the accrued liability are reported in the financial statements. The program requires continued employment through the date of expected retirement and the cost of the program is accrued over the participants' remaining years of service.

     The Companies have two defined contribution retirement plans which are qualified under Section 401(k) of the Internal Revenue Code. All U.S. employees who are age 21 or older and have completed one year of service are eligible to participate. The Companies match employee contributions up to a maximum of 3% of gross pay.

Amounts charged to expense for the respective plans are as follows (in thousands):

------------------------------------------------------------------------
Y e a r  E n d e d  D e c e m b e r  31      1994       1995     1996
------------------------------------------------------------------------
Qualified defined benefit
pension plans:
 Benefits earned
  during the year                            $ 1,182    $1,058   $1,182
 Interest cost on projected
  benefit obligation                           1,715     1,655    1,739
Net amortization and
 deferral of items not
 recognized in earnings                       (2,389)    3,010      484
------------------------------------------------------------------------
                                                 508     5,723    3,405
Less: Actual return
 on plan assets                               (1,063)    4,300    2,072
------------------------------------------------------------------------
Net pension cost, qualified
 defined benefit plans                         1,571     1,423    1,333
Qualified defined contribution
 retirement plans                                690       855      940
Supplemental retirement
 program                                         506       614      609
Contributions to union
 pension plans                                    92       110      120
------------------------------------------------------------------------
                                             $ 2,859    $3,002   $3,002
------------------------------------------------------------------------

     In 1994 the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), which requires that the cost of health care and life insurance benefits provided to certain retired employees be accrued during the years that employees render service. Health care and life insurance benefits are provided to all retired non-broadcasting employees. The Company elected to immediately recognize the accumulated benefit obligation, measured as of January 1, 1994. Accordingly, the $2,012,000 cumulative effect of this change in accounting method on years prior to 1994 ($1,305,000 after income tax effects) is deducted from the results of operations for 1994. Cash flow is not affected.

     The Company's net periodic postretirement cost was $197,000, $153,000 and $112,000 in 1994, 1995 and 1996, respectively. The accrued postretirement benefit cost at December 31, 1995 and 1996 was $2,158,000 and $1,905,000,
respectively.

     The discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation at December 31, 1995 and 1996 was 7.5%. A one percent increase in the health care cost trend rate would not have had a significant affect on plan costs or the accumulated benefit obligation in 1995 and 1996. Beginning in 1996 plan costs are generally based on a defined maximum employer contribution which is not directly subject to health care cost trend rates.

NOTE 10

SEGMENT INFORMATION

     The operations of the Company are organized into three principal business segments, broadcasting, milling and real estate. Operating results and other financial data for each segment are as follows (in thousands):

---------------------------------------------------------------------------------------------------
                                                              Corporate,
                                                             Eliminations
                                   Broadcasting   Milling    Real Estate    & Other    Consolidated
---------------------------------------------------------------------------------------------------
Sales and other revenue
     1994                              $ 87,112   $ 93,277      $ 8,659     $  3,460     $192,508
     1995                               101,192    112,360       10,941        4,087      228,580
     1996                               111,967    135,697       13,556        4,000      265,220
Income from operations
     1994                              $ 26,066   $  1,078      $ 2,199     $  2,236     $ 31,579
     1995                                31,518      2,907        3,267        2,152       39,844
     1996                                34,025      3,410        5,749        1,948       45,132
Identifiable assets
     1994                              $ 84,760   $ 47,899      $90,887     $ 84,526     $308,072
     1995                                97,532     54,565       90,212      110,726      353,035
     1996                               120,911     57,638       86,600      129,000      394,149
Capital expenditures
     1994                              $  4,053   $  1,055      $11,479     $     53     $ 16,640
     1995                                 4,934      2,495        3,319           36       10,784
     1996                                 5,092      2,207        1,365           66        8,730
Depreciation and amortization
     1994                              $  3,100   $  1,794      $ 3,462     $     31     $  8,387
     1995                                 3,587      1,915        4,211           34        9,747
     1996                                 4,391      2,009        4,314           39       10,753

     Intersegment sales are not significant. Income from operations by business segment is total sales and other revenue less operating expenses. In computing income from operations by business segment, interest income and dividends from marketable securities have not been added, and interest expense, income taxes and unusual items have not been deducted. Identifiable assets by business segment are those assets used in the operations of each segment. Corporate assets are principally long-term equity investments. Capital expenditures are reported exclusive of acquisitions.

     No geographic areas outside the United States were material relative to consolidated sales and other revenue, income from operations or identifiable assets. Export sales by the milling subsidiary were $2,100,000 in 1994, $2,300,000 in 1995 and $2,600,000 in 1996.

NOTE 11

ACQUISITIONS

     On June 20, 1996, assignment of Federal Communication Commission (FCC) licenses for radio broadcasting stations KWJJ-AM/FM in Portland, Oregon was completed, and the broadcasting subsidiary acquired the assets, including real estate, of those stations for $35.2 million. Additionally, during May and June 1996, upon assignment of FCC licenses, the broadcasting subsidiary acquired the assets of four radio broadcasting stations in Eastern Washington and Montana for $1.5 million.

     On March 1, 1995, assignment of FCC licenses and acquisition of the assets of ten radio broadcasting stations in Montana and two in Eastern Washington by the broadcasting subsidiary was completed. The acquisition cost was $6.7 million.

     On May 5, 1994, assignment of FCC licenses and acquisition of the assets of KPLZ-FM and KVI-AM in Seattle, Washington was completed. The acquisition cost was $11.3 million.

      The above transactions are accounted for under the purchase method. Accordingly, the Company has recorded identifiable assets and liabilities of the acquired stations at their fair market value. The excess of the purchase price over the fair market value of the assets acquired has been allocated to goodwill. The results of operations of the acquired radio stations are included in the financial statements from the date of acquisition. Unaudited pro forma results as if the acquired stations had been included in the financial results during the year of acquisition and the year prior to acquisition are as follows (in thousands except per share amounts):

---------------------------------------------------------------
Year ended December 31             1994       1995       1996
---------------------------------------------------------------
(All amounts are unaudited)
Sales and other revenue          $200,449   $234,461   $267,782

Net income                       $ 17,624   $ 22,351   $ 25,950

Income per share                 $   4.13   $   5.24   $   6.08

     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

     In July 1996 the milling subsidiary entered into an agreement to become a 50% member of a Limited Liability Company formed to construct and operate a compact or short flow flour mill in Idaho. The agreement provides for each 50% member to share equally in initial capital contributions, profits and losses, additional capital contributions, if any, and distributions. Construction of the flour mill is in progress, with completion expected in April 1997. Original capital commitments by each member amount to $1.6 million.

NOTE 12

SUBSEQUENT EVENTS

     The broadcasting subsidiary has entered into agreements to purchase the assets (including assignment of FCC licenses and real estate) of an AM and an FM radio broadcasting station in Missoula, Montana. Assignment of FCC licenses occurred on January 15, 1997 and the acquisition was completed on that date at a cost of $3.9 million.

     In January 1997 the real estate subsidiary entered into an agreement in principle to acquire 5.5 acres of improved real estate located adjacent to an existing industrial park at a cost of $2.8 million. The transaction is expected to be completed in the first quarter of 1997.

ITEM 14  -  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
            FINANCIAL DISCLOSURE

            Not Applicable.

ITEM 15  -  FINANCIAL STATEMENTS AND EXHIBITS INDEX

            (a)(1) Report of  Independent Accountants.

               (2) Consolidated Statement of Income for the years ended December
                   31, 1996, December 31, 1995 and December 31, 1994.

               (3) Consolidated Statements of Stockholders' Equity.

               (4) Consolidated Balance Sheets at December 31, 1996 and December
                   31, 1995.

               (5) Consolidated Statements of Cash Flows for the years ended
                   December 31, 1996, December 31, 1995 and December 31, 1994.

               (6) Notes to Consolidated Financial Statements.

            (b)    Exhibits: See "Exhibit Index."

                                  SIGNATURES
                                  ----------

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            FISHER COMPANIES INC.
                                            ---------------------
                                                (Registrant)


Date: June 5, 1997                By:  /s/ William W. Krippaehne, Jr.
                                       ------------------------------
                                       William W. Krippaehne, Jr.
                                       President and Chief Executive Officer

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.         Description
-----------         -----------
   3.1 *      Articles of Incorporation.

   3.2 *      Bylaws.

   4.1 *      Form of Stock Certificate.

  10.1 * Primary Television Affiliation Agreement between FBI and American Broadcasting
              Companies, Inc., dated April 17, 1995,
              regarding KOMO TV.

  10.2 * Primary Television Affiliation Agreement between FBI and American Broadcasting
              Companies, Inc., dated April 17, 1995,
              regarding KATU TV.

  10.3 *      Fisher Companies Inc. Incentive Plan of 1995.

  10.4 *      Fisher Companies Inc. Supplemental Pension
              Plan, dated February 29, 1996.

  10.5 *      Fisher Broadcasting Inc. Supplemental Pension
              Plan, dated March 7, 1996.

  10.6 * Fisher Mills Inc. Supplemental Pension Plan, dated March 1, 1996.

  11          Statement re Computation of Per Share Earnings

  10.7 *      Fisher Properties Inc. Supplemental Pension
              Plan, dated March 1, 1996.

  22   *      Subsidiaries of the Registrant.

  27   *      Financial Data Schedule.

    * Previously filed.